UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                              Landbank Group, Inc.

                 (Name of Small Business Issuer in its charter)



               Delaware                                     20-1915083
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)

 7030 Hayvenhurst Avenue, Van Nuys, CA                      91406-3801
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number (818) 464-1640

Securities to be registered under Section 12(b) of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered

               N/A                                               N/A


Securities to be registered under Section 12 (g) of the Act:

                         Common Stock, $0.0001 Par Value

                                (Title of class)



         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2336 (05-06)

                                   FORM 10-SB


                                TABLE OF CONTENTS




NO.       TITLE                                                         PAGE NO.
---       -----                                                         --------

                                     PART I
                                     ------


Item 1:   Description of Business..............................................3
Item 2:   Management's Discussion and Analysis or Plan of Operation...........11
Item 3:   Description of Property.............................................17
Item 4:   Security Ownership of Certain Beneficial Owners and Management......19
Item 5:   Directors, Executive Officers, Promoters, and Control Persons.......20
Item 6:   Executive Compensation..............................................21
Item 7:   Certain Relationships and Related Transactions......................24
Item 8:   Description of Securities...........................................27


                                     PART II
                                     -------


Item 1:   Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters.....................................30
Item 2:   Legal Proceedings...................................................31
Item 3:   Changes in and Disagreements with Accountants.......................31
Item 4:   Recent Sales of Unregistered Securities.............................31
Item 5:   Indemnification of Directors and Officers...........................32


                                    PART F/S
                                    --------

Financial Statements.........................................................F-1

                                    PART III
                                    --------


Item 1:   Index to Exhibits...................................................33
Item 2:   Description of Exhibits.............................................33

Signatures....................................................................35

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These forward-looking statements are not historical facts but rather are based upon our current expectations, estimates, and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this registration statement might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this registration statement.

                                     PART I

Item 1.   Description of Business

Business Development:

     Landbank Group, Inc., ("Landbank" or the "Company") was incorporated in the State of Delaware as Camryn Information Services, Inc., on May 13, 1997. The Company operated for a brief period of time before it ceased operations on February 25, 1999 when it forfeited its charter for failure to designate a registered agent. The Company remained dormant until 2004 when it renewed its operations with the filing of a Certificate of Renewal and Revival of Charter with the State of Delaware on October 29, 2004. On November 3, 2004, the Company filed a Certificate of Amendment and the Company's name was formally changed from Camryn Information Services, Inc. to iStorage Networks, Inc. Such change became effective on November 8, 2004. The Company subsequently changed its name to Landbank Group, Inc., on January 27, 2006, following the acquisition of Landbank, LLC (see below).

     Acquisition of Landbank, LLC and Divestiture of Prior Operations
     ----------------------------------------------------------------


     On January 26, 2006, the Company acquired 100% of the membership interests in Landbank, LLC, a California limited liability company, in exchange for shares of common stock of the Company. The exchange of shares for membership interests was treated as a reverse acquisition under the purchase method of accounting. The shares delivered in connection with the acquisition were transferred by the four former principal stockholders of the Company to the members of Landbank, LLC in exchange for the Company receiving all of the ownership interests in Landbank, LLC and $140,000 in cash. Concurrently with the acquisition of
Landbank, LLC, the Company divested itself of its wholly owned operating subsidiary, iStorage Networks Group, Inc. ("iSNG") to Thomas Makmann, the Company's former CEO and one of the four former principal stockholders. The $140,000 in cash accompanied the divestiture of iSNG. For further description of this transaction, see Item 7 "Certain Relationships and Related Party Transactions." The former members of Landbank, LLC acquired approximately a 90% ownership interest in the Company. Landbank, LLC, was formed in December 2004 but did not commence operations until the second quarter of 2005. It currently operates as a wholly owned subsidiary of the Company. With the divestiture of iSNG and the acquisition of Landbank, LLC, the Company now operates exclusively in the real estate marketplace. It no longer operates its former iStorage business. Future references in this registration statement to the Company shall include Landbank and its operating subsidiary, Landbank, LLC, unless the text specifically rejects such an inclusive reference.

     On March 3, 2006, the Company by majority vote of its stockholders approved a 10:1 reverse split of its outstanding common stock. Taking into account the preservation of round lot ownership, the split resulted in 9,829,647 outstanding shares. As of September 30, 2006, such number was adjusted to 9,835,331 outstanding shares due to rounding. As of said date, the number of restricted shares of common stock issued and outstanding is 8,829,447, 8,200,002 which are owned and controlled by the three (3) principal stockholders set forth in Item 4 herein. All historical references to shares and per share prices in this registration statement have been adjusted to reflect the 10:1 reverse split.

     The Company and/or any predecessor has not been and is not as of the date of this filing in the process of seeking a petition in bankruptcy, in receivership or in any similar proceeding.



Business of Issuer:

     From November 2004 until December 2005, the Company as iStorage Networks, Inc. was engaged in the development of network storage solutions/Internet security through its wholly owned operating subsidiary, iSNG. Unable to achieve projected revenues from its operations, the Company consummated the acquisition of Landbank, LLC, in exchange for stock of the Company. Since December 2005, the Company has not operated its former iStorage business. Since January 2006, the Company's sole operations have consisted of the operations of Landbank, LLC.

     Landbank makes bulk acquisitions of parcels of land, primarily through the real property tax lien foreclosure process. Such bulk acquisitions are divided into smaller parcels for resale. The real property tax lien foreclosure process may take the form of either local government tax sales or sales by owners of tax-defaulted parcels prior to a tax sale. Local government agencies responsible for collecting real property taxes have the authority to force their collection through tax sales. To collect their unpaid and overdue real property taxes, some government agencies conduct tax lien foreclosure auctions. At these foreclosure auctions, the real property is sold and the high bidder receives a deed to the property. The opening bid amounts are usually equal to delinquent taxes, interest and other costs. The process differs from state to state and even county to county. Generally, however, properties acquired in this manner are deeded to the purchaser by the relevant government entity, without any warranties of title. The Company therefore undertakes appropriate due diligence prior to bidding, including obtaining title reports and/or conducting title searches depending on the value of the property. In some counties, properties sold in this manner are subject to a right of redemption, whereby the defaulting owner has a certain number of days to redeem the property. In instances where the Company acquires properties subject to such a right, we hold the property in inventory until the right has lapsed. If the right is exercised, the property reverts to the defaulting owner, and we receive a return of our purchase price plus interest. In addition, in most counties, the purchaser is responsible for any eviction proceedings. The Company seeks to acquire unimproved land, however, and to date has not had any exposure in this regard. Landbank considers various criteria in terms of its land acquisitions, which include but are not limited to, location, availability of utilities, proximity to water, geographic desirability, and proximity of significant population centers. The current focus of Landbank is in the Western, Southwestern, and East Coast regions of the United States.

     Landbank acquires properties "in-bulk" for resale purposes only and not with a view toward long-term investment. Typically, the lead-time from date of acquisition to date placed in Landbank channels of distribution is from three
(3) to seven (7) months as surveys are made of the redefined parcels.


     Landbank resells the land it acquires through multiple distribution channels, some more traditional than others. They include the Internet, through eBay and Bid4Assets, and leads developed by Landbank, its affiliates, and third-party wholesalers. Landbank has found that use of the Internet allows it to market its inventory at a cost significantly lower than that of mainstream advertising. Landbank employs acquisition teams that research and buy acreage, lots, and houses in a number of states and in Mexico. To date, Landbank has acquired properties in Colorado, Florida, Nevada, Oklahoma, New York, Pennsylvania, Texas, and Chihuahua, Mexico. The real property inventory of Landbank as of September 30, 2006 was comprised of 37 different pre-unbundled tracts of land.


     The Company has entered into royalty agreements with several marketing companies, namely, John Beck's Amazing Profits, LLC ("JBAP"), John Alexander LLC, and Jeff Paul LLC. These companies are affiliates of the Company. Family Products, LLC ("FPLLC") is the sole member of each of these marketing companies. FPLLC is in turn owned and controlled by two of the Company's principal stockholders, Doug Gravink and Gary Hewitt, who are directors and officers of the Company. These marketing companies provide customer leads for Landbank's property sales in return for a royalty of 35% of the gross profit less acquisition costs realized on the sale of any property. The term of each of these agreements is ten years, with the right of the Company to terminate after five years.

     The real estate industry is a highly fragmented and regional business. There are approximately 30,000 municipalities in the United States, each with its own set of property valuation criteria and regional regulations. As a result, the majority of the Company's competitors that are engaged in acquiring properties through the real property tax lien foreclosure process focus on specific regions. One of the Company's strategies in differentiating itself has been to attempt to cross these regional boundaries and offer properties in as many jurisdictions as possible. In time, as the Company becomes more familiar with state and local rules and regulations, it hopes to develop a nationwide inventory of properties.

     A majority of the Company's competitors also rely primarily on the Internet and live auctions to resell their parcels. The Company devotes significant time and effort in the development of a distribution database as a strategy for further differentiating itself from its competitors. This database has become a primary source of buyers for the Company's properties.

     The Company believes that its principal challenge will be in identification and acquisition of suitable properties. Since the bulk of the competition is region-specific, the Company feels that by pursuing a broad based national approach; it will continue to maintain a competitive advantage. Competitors engaged in acquiring similar properties include National Recreational Properties, LandAuction.com, Landwatch.com, and a number of smaller companies.

     Certain of the Company's property acquisitions are subject to the requirements of the Interstate Land Sales Full Disclosure Act of 1968, depending upon the specific characteristics of the transaction. This Act mandates certain registration and disclosure requirements in connection with the development and sale of certain subdivisions where the number of non-exempt lots exceeds a predetermined threshold and development satisfies several pre-established criteria. The applicability of this Act to a particular project can increase costs of doing business and cause a delay in the Company's ability to market the subject properties and/or to provide potential purchasers with a wider window in which to rescind offers to purchase. This could result in a surplus of properties in inventory, which could adversely affect the Company's business and results of operation.

     The total number of Company employees is fifteen, all of whom are full-time employees.

Reports to Security Holders:

     The Company is filing Form 10-SB in order to become a reporting company with the Securities and Exchange Commission ("SEC") and thereby have the ability to present quotes on the Over-the-Counter ("OTC") Bulletin Board. The Company is presently listed for trading in the "Other" OTC or "Grey Market" and accordingly has a limited ability for fund-raising. The Company believes that listing on the OTC Bulletin Board will enable the Company to have greater access to the public markets. This will benefit the Company in terms of its ability to raise additional capital if and when needed. The Company believes that the anticipated increase in liquidity that should result from listing on the OTC Bulletin Board will benefit its stockholders.

     Following the effective date of this registration statement, the Company will be required to file annual reports in accordance with the Securities Exchange Act of 1934 (`"34 Act"). The Company has a December 31 year-end. The Company will not furnish its stockholders with annual reports containing audited financial statements, but will make them available upon request. Additionally, the Company is evaluating making such reports available on its website.

     The Company may from time to time, as applicable, furnish its stockholders with such additional information, as it deems appropriate, relative to the business operations of the Company. Such information may include news of a change in management, purpose and/or control of the Company or any material condition that may impact the Company's operations.

     The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 100 F Street, NE, Washington, D.C. 20549. Information as to the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's website domain is: http://www.landbankgroupinc.com.

Risk Factors:

     The Company's operations and its securities are subject to a number of substantial risks, including those described below. If any of these or other yet unforeseen risks actually occur, the Company's business, financial condition, and operating results, as well as the trading price or value of its securities could be materially adversely affected. No attempt has been made to rank these risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere, any purchaser of the Company's common stock should also consider the following risk factors:

Risks Related to the Company's Operations:

We have a limited operating history and cannot guarantee profitability.

     The Company acquired its current operations in January of 2006 through the purchase of Landbank LLC. Landbank, LLC itself commenced operations during the second quarter of 2005. At this stage, the Company has only a limited operating history upon which an evaluation of performance and future prospects can be made. There can be no assurance that the Company will be able to continue to generate revenues in the future.


     The Company is subject to all of the business risks associated with a new enterprise, including, but not limited to, the risk of unforeseen capital requirements, lack of fully-developed products, failure of market acceptance, failure to establish time proven business relationships, and a competitive disadvantage vis-a-vis larger and more established companies.


We may need to raise capital in the future, and if such capital is not available on acceptable terms, we may have to curtail or cease operations.

     The Company's business is dependent in part on being able to acquire and make available a broad selection of properties. Acquisition of these properties requires significant capital expenditure. While the Company intends to generate sufficient revenues in the future to fund our acquisitions, it is possible that we may need to raise additional capital. Consequently, we may be unable to raise sufficient additional capital on terms deemed acceptable. In that event, the Company may have to curtail or cease operations and/or limit the number of properties maintained in inventory. This could have an adverse impact on the Company's ability to effectively compete with other companies, which are able to offer customers a broader range of properties. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to the holders of the common stock, and any debt securities could contain covenants that would restrict the Company's operations. In addition, if the Company raises funds by selling common stock or convertible securities, existing stockholders could face dilution of their shares.


We may be unable to identify or acquire suitable properties at a low cost, which could affect our ability to generate revenues.

     The Company's ability to generate revenues is highly dependent on its ability to maintain low acquisition costs while offering a wide range of suitable properties. There can be no assurance that the Company's acquisition teams will be successful in locating suitable properties on financially attractive terms.

Competition for properties may increase costs and reduce returns.

     The Company competes to acquire real property with individuals and other entities engaged in similar activities. Many of our competitors have greater financial resources, and thus, a greater ability to borrow funds and to acquire properties. Competition for properties may reduce the number of suitable acquisition opportunities available and may have the effect of increasing acquisition costs thereby adversely impacting Company profits.

We acquire a substantial number of our properties through the tax-lien foreclosure process, and may therefore be subject to additional costs for eviction and/or clearing title.

     When acquiring properties through the tax-lien foreclosure process, the property is deeded to the buyer by the relevant government entity without any warranties as to title, and in some instances, subject to a right of the original owner to redeem the property within a certain number of days. In addition, the buyer of the property remains responsible for any eviction of a prior owner who remains in possession of the property. The majority of parcels that we acquire are unimproved lots with no owner in possession, and we attempt to perform adequate due diligence in connection with the purchase of each piece of property to ensure that there are no material liens or encumbrances affecting title to the property. We cannot however guarantee that we will not be required to undertake eviction or other proceedings in connection with properties
purchased  in  this  process,   or  that  we  will  not  encounter   undisclosed
encumbrances. In the event such a situation arises, we may incur significant additional acquisition costs which may adversely affect our net revenues and/or results of operations. In counties where there is a right of redemption, we hold the property in inventory until the right has lapsed. The Company does not currently acquire significant amounts of properties in counties where such rights exist, however, if we do, any exercise of these rights could delay our ability to generate revenues from these properties.

We may be unable to sell a property, if or when we decide to do so, which could delay revenues needed to fund operations.

     The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond the Company's control. The Company cannot predict whether it will be able to sell any property for the price or on the terms that it sets or whether any price or other terms offered by a prospective purchaser would be acceptable. The Company cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

     The Company may be required to expend funds to correct defects or to make improvements before a property can be sold. The Company cannot make any assurance that it will have funds available to correct such defects or to make such improvements.

Our principal stockholders have broad control over our operations.


     The Company's principal stockholders beneficially own approximately 83% of the issued and outstanding share capital of the Company. As a result, these stockholders are able to exercise significant influence over the Company, including the election of directors, amendments to the articles of incorporation or by-laws of the Company, the approval of mergers or other business combinations, and the sale or purchase of material assets. The interests of these stockholders in deciding these matters and the factors they consider in making such decisions could be different from the interests of the Company's other stockholders.


We may lose key personnel and/or be unable to maintain current relationships with affiliates upon which we depend.

     The Company's success depends to a significant degree upon the continued relationship with certain of its affiliates and the contribution of its executive management team. If any of the Company's executives decide to leave the Company, we could lose access to important affiliate services and/or acquisition or sales channels, which could adversely affect our operations and/or financial condition.


We are subject to general real estate risks.

     The Company is subject to risks generally associated with the ownership of real estate, including:

     o    changes in general or local economic conditions;
     o changes in supply of or demand for similar or competing properties in the area;
     o    bankruptcies, financial difficulties or lease defaults by customers;
     o changes in interest rates and availability of permanent mortgage financing that may render the sale of a property difficult or unattractive or otherwise reduce the returns to stockholders;
     o changes in governmental rules, regulations, and fiscal policies, including changes in tax, real estate, environmental, and zoning laws;
     o    periods of high interest rates and tight money supply.

     The Company's operations can be negatively affected by the occurrence of any of these or other factors beyond the Company's control.

 We may be subject to litigation, which could divert substantial time and money from our business.

     The Company may be subject to claims from customers or other third parties. If such parties are successful, they may be able to obtain injunctive or other equitable relief, which could effectively diminish the Company's ability to further acquire, subdivide, and sell properties, and could result in the award of substantial damages. Management may be required to devote substantial time and energy in defending any such claims.

Risks Related to the Ownership of the Company's Stock:


There is a limited market for the Company's common stock. If a substantial and sustained market for the Company's common stock does not develop, the Company's stockholders may have difficulty selling, or be unable to sell, their shares.

     The Company's common stock is presently traded in the "Other" Over-the-Counter or "Grey Market" market on an unsolicited quote basis wherein trades are reported by broker-dealers to their Self-Regulatory Organization ("SRO") which distributes the trade data to market data vendors and financial websites. Since bids and offers are not collected in a central location, market transparency and best execution are more elusive. There is only a limited market for the Company's common stock and there can be no assurance that this market will be maintained or broadened. If a substantial and sustained market for the Company's common stock does not develop, the Company's stockholders may have difficulty selling, or be unable to sell, their shares.

     The Company has filed this registration statement to register its common stock under the '34 Act in order to meet the current requirements for quotation on the OTC Bulletin Board. The Company's stock can be quoted on the OTC Bulletin Board if, and only if:

     o the Securities and Exchange Commission ("SEC") has no further substantive comments on the Company's registration statement, and
     o a broker-dealer files a Form 15c-211 with the NASD to permit the Company's common stock to be quoted on the OTC Bulletin Board and the broker is granted the right to quote the Company's stock.

     Accordingly, we cannot provide any assurance that we will achieve quotation of our stock on the OTC Bulletin Board.

Substantial sales of the Company's common stock could cause stock price to fall.

     As of September 30, 2006, the Company had 9,835,331 shares of common stock outstanding of which approximately 8,829,447 shares are considered "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933 ("'33 Act"). These restricted shares are eligible for sale under Rule 144 at various times. No prediction can be made as to the affect, if any, that the sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of the Company's common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

The Company has a significant number of shares authorized but unissued. These shares may be issued without stockholder approval. Significant issuances of stock would dilute the percentage ownership of the Company's current stockholders and could likely have an adverse impact on the market price of the common stock.

     As of September 30, 2006, the Company had an aggregate of 90,164,669 shares of common stock authorized, but unissued. 3,000,000 shares have been reserved for issuance under the Company's 2006 Stock Incentive Plan, approved on November 2, 2006, and an additional 10% has been reserved for issuances to consultants. All remaining shares of common stock may be issued without any action or approval by the Company's stockholders. Any such shares issued would further dilute the percentage ownership of the Company's current stockholders and would likely have an adverse impact on the market price of the common stock.

The Company does not intend to pay dividends in the near future.

     The Company's board of directors determines whether to pay dividends on the Company's issued and outstanding shares. The declaration of dividends will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company's Board of Directors does not intend to declare any dividends on the Company's shares for the foreseeable future. The Company anticipates that it will retain any earnings to finance the growth of its business and for general corporate purposes.

Our securities are currently classified as a "Penny Stock" which may limit our stockholders' ability to sell their securities.

     The price of our common stock is currently below $5.00 per share, and is therefore considered "penny stock" under Rule 3a51-1 of the '34 Act. As such, additional sales practice requirements are imposed on broker-dealers who sell to persons other than established customers and "accredited investors" as defined in Rule 501 of Regulation D as promulgated under the '33 Act. The prerequisites required by broker-dealers engaged in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

     With respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the '34 Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

     Broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.


     Additionally, broker-dealers must provide customers with current bid and offer quotations for penny stocks, the compensation payable to the broker-dealer and its salesperson in the transaction, and the monthly account statements showing the market value of each penny stock held in a customer's account.


     Accordingly, the market liquidity of the Company's common stock and the ability of any present and prospective stockholder-investors to sell their securities in the secondary market is limited due to the above penny stock regulations and the associated broker-dealer requirements.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this registration statement. In addition to the historical financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement.

Overview

     The Company acquired Landbank, LLC and its real property operations in January 2006. Concurrent with this acquisition, there was also a change in management and principal ownership of the Company. Prior to its acquisition of Landbank, LLC, the Company was engaged, through its former operating subsidiary, iSNG, in the development of computer network storage solutions. From 1999 through November 2004, the Company was dormant, with no operations. It was only during the period from November 2004 to December 2005 that the Company, as iStorage Networks, Inc., was operational. Landbank, LLC had only a limited operating history prior to being acquired by the Company, commencing operations in the second quarter of 2005 and had no operations, assets or liabilities as of December 31, 2004. Accordingly, we have not included below any discussion of changes in the Company's financial condition or results of operations for the fiscal year ended December 31, 2005 compared to 2004 or for any prior years, as we believe such discussion would not be meaningful. See Operating Results below.


     Since January 2006, the Company has been engaged solely in the business of acquiring parcels of land in bulk, primarily through the real property tax lien foreclosure process, and then reselling the land as individual parcels. The Company's business is asset intensive. Since the business is predicated on identifying, repackaging, and selling properties, long-term investment decisions do not play a significant role. Interest rate trends do not necessarily impact the Company's business; as such rates tend to produce a canceling effect in terms of both the purchase and the resale prices.


     We currently have operations in nine states, and have also acquired properties in Mexico. We are not dependent on any single customer and no customer represents over 10% of our total revenues.

     The objective of the Company is to achieve and sustain a manageable growth rate that will enable it to become a market leader in its field. Management believes that this objective can be achieved by expanding the Company's "direct to consumer" marketing efforts, developing networking responsiveness to assess buyer satisfaction, and dedicating additional resources to acquisition efforts. To date, marketing efforts have confirmed that customers who buy have a recurring need to buy for investment and/or resale purposes. Consequently, each customer represents the potential for multiple sales. The fact that the Company operates in several geographical regions tends to mitigate any seasonal or regional factors that might impact its business operations.

The Company finances its operations by loans from affiliated companies and revenues generated from operations. From the commencement of operations in the second quarter of 2005 through September 30, 2006, the Company has net borrowings from its affiliates of $2,285,683 and net revenues totaling $4,598,293, of which $1,254,542 was gross profit, which is defined as revenue less the cost of the land, processing fees, merchant fees, dues and taxes, and royalties. We derive revenue solely from the sale of the properties we acquire.


     We incur the following costs of revenue:

Operating Expenses

     Sales and Marketing Expenses. Our sales and marketing expenses, excluding royalty agreements, consist primarily of personnel costs for our sales and marketing staff, in addition to commissions, travel and lodging, marketing programs, and allocated facilities, and other related overhead. We pay commissions as we recognize revenue and collect receivables.

     Acquisition Team. We have a team of seven acquisition specialists responsible for identifying and acquiring suitable properties. Expenses consist primarily of personnel costs for team members, in addition to commissions, travel and lodging, and other related overhead. We pay commissions only upon completion of the purchase transaction, including transfer of the deed. Due to the hiring of additional acquisition specialists in February 2006, expenses in this category increased significantly in 2006.

     General and Administrative Expenses. Our general and administrative expenses consist of personnel costs for executives, finance/accounting, and human resources as well as costs relating to travel and lodging, accounting/audit services, legal, and other professional services.

     Acquisition Costs. We have acquired all of our properties to date, with the exception of certain parcels in Nevada, for cash. The average cost of properties that we acquire varies depending on the size, location and other specific characteristics of each property.

     Income Taxes. Our income tax expense includes the tax obligations for the multiple tax jurisdictions in which we operate. The income tax expense is affected by the profitability of our operations in the jurisdictions in which we operate, the applicable tax rate for these jurisdictions, and our tax policies. We make significant estimates in determining our consolidated income tax expense. If our actual amounts differ from these estimates, our provision for income taxes could be materially impacted.

     Royalty payments. We derive a significant number of customers from databases developed by certain of our affiliates. Pursuant to royalty agreements, we pay a royalty to these affiliates equal to 35% of gross profits (less acquisition costs) earned by us on any cash sale of a property to a customer referred to us under these royalty agreements. Our ability to draw on these customer databases significantly reduces our direct sales and marketing expenses.

     In the future, the Company intends to continue to make use of its affiliate databases, but also hopes to develop other distribution methods, particularly where the Company acquires a significant number of lots in one area. The Company intends to continue to expand into new states for the purchase of suitable properties.

Operating Results

     Provided below is a discussion of the financial condition and results of operations relating to the Company's current operations, which commenced in January 2006 with the Company's acquisition of Landbank, LLC. Since that time the Company has had no other operations. The consolidated financial results for the nine-month period ended September 30, 2006 and the audited financial results for the year ended December 31, 2005 presented in Part F/S of the registration statement and discussed below therefore represent the results of operations of Landbank, LLC. Accordingly, we have not included any discussion of the results of the Company's former operations, as we do not believe such discussion would be meaningful.

     Nine months ended September 30, 2006 compared to the nine-month period ended September 30, 2005.

     For purposes of meaningful discussion, the consolidated financial results for the nine-month period ended September 30, 2006 have been compared with the results of operations for Landbank, LLC for the same period in 2005. Note that significant changes are primarily a result of the fact that Landbank, LLC did not commence operations until the second quarter of 2005, and had only limited operations during such period.

     Net revenue for the first nine months of 2006 was $3,333,980, compared to $516,689 for the same period in 2005. The significant increase in net revenues, on a year-to-year basis, is due to the Company's limited business operations during the nine-month period ending September 30, 2005. The Company generated revenue during the entire nine-month period ending September 30, 2006.

     Cost of goods sold during the period ending September 30, 2006 was $2,409,783, which consisted of land costs ($1,534,952), royalties to an affiliate ($485,426), processing fees ($142,467), sales commissions ($134,641), dues and taxes ($35,817), and merchant fees ($76,480). During the same period in fiscal year 2005, cost of goods sold totaled $413,054, which consisted of land costs ($310,827), royalties to an affiliate ($55,804), sales commissions ($16,984), merchant fees ($10,189), dues and taxes ($7,658), and processing fees ($11,592). The significant increase is due to the fact that the Company had limited operations during the nine-month period ending June 30, 2005, with the result being far less properties sold as compared to the same period in fiscal year 2006.

     Gross profit for the nine months ending September 30, 2006 was $924,197, as compared to $103,635 in the same period ending September 30, 2005.

     Operating expenses for the first nine months of 2006 were $1,440,724, compared to $74,669 for the same period in 2005. Operating expenses for the nine months ending September 30, 2006 consisted primarily of salaries and related taxes ($388,883), legal/professional/accounting fees ($850,378), and travel expenses ($114,782). Salaries and related taxes increased as the Company increased headcount from one (1) employee as of September 30, 2005 to fifteen
(15) as of September 30, 2006. Professional fees increased as the result of (1) the transaction involving the acquisition of LandBank, LLC by the Company, (2) audit fees for fiscal year 2005, (3) consulting fees incurred in relation to fundraising and public relations (the Company expensed $374,667 in relation to stock issued to consultants), and (4) fees incurred in connection with the preparation and filing of this Registration Statement.

     The Company incurred a one-time charge during the period ending September 30, 2006 of $140,000 relating to its acquisition of LandBank, LLC. This non-recurring charge represents a cash payment made by Landbank, LLC per the terms of the acquisition agreement.

     Interest expense for the nine months ending June 30, 2006 totaled $131,599, of which $90,442 was interest accrued on funds owed to affiliates and the remaining $41,157 being interest paid on the loan for the Pershing County, Nevada properties. During the nine months ending September 30, 2005, interest expense totaled $22,421, of which $17,536 was accrued on funds owed to affiliates and $4,885 was paid on the bank loan.


     For the nine-month period ended September 30, 2006, the Company had a net loss, before taxes, of $788,126. The comparable result for the same period in 2005 was net income of $6,545. The Company's operating results during the nine month period ending September 30, 2006 were adversely impacted by (1) the one-time charge of $140,000 to acquire Landbank, LLC, (2) the legal and professional fees incurred in the acquisition of Landbank, LLC, (3) the $374,667 one-time charge for stock issued to consultants, and (4) the preparation and filing of this registration statement.


Fiscal Year ended December 31, 2005

The discussion below refers to the results of operations of the Company's wholly-owned operating subsidiary, Landbank, LLC prior to its acquisition by the Company in January 2006. Landbank, LLC's first year of operation was 2005.

Revenue for the twelve-month period ended December 31, 2005 was $1,264,313, with cost of goods sold totaling $933,968. Cost of goods sold consisted of the following:

     Land costs                                    $640,529
     Royalties to affiliate                         177,878
     Sales commissions                               41,570
     Processing fees                                 40,334
     Merchant fees                                   24,942
     Dues and taxes                                   8,715
                                                   --------
                                                   $933,968
                                                   ========

     Gross profit for fiscal year 2005 was $330,345.

     Fiscal year 2005 operating expenses totaled $182,420, which consisted primarily of legal and professional fees of $119,406, travel expenses of $46,045, salaries and related taxes of $36,400, and office rent to an affiliate of $12,570. These expenses were partially offset by other income totaling $36,266.

     Income from operations for the twelve month period in 2005 was $147,925, which was offset by interest expense of $59,552, of which $19,118 was paid on the loan for the Nevada property with the remaining $40,434 of interest expense being accrued on funds borrowed from affiliates.

     Income before taxes was $88,373 for fiscal year 2005, while net income was $82,373 after a $6,000 provision for income taxes.

Assets and Liabilities

     As stated above under "Operating Results," for meaningful comparison purposes, the assets and liabilities of the Company as of September 30, 2006 based on its consolidated financial statements for the nine-month period then-ended, have been compared with the assets and liabilities as of December 31, 2005 (the end of our most recent fiscal year) as set forth in the 2005 audited financial statements for its operating subsidiary, Landbank, LLC, as opposed to the assets and liabilities of the Company's former operations.

     The Company had a cash balance of $219,569 as of September 30, 2006, a decrease of $411,856 from the $631,425 on hand as of December 31, 2005. Cash decreased as the result of (1) the Company's net loss during the nine-month period ending September 30, 2006, and (2) the purchase of additional properties.

     Inventory was $3,445,640 as of September 30, 2006, an increase of $1,009,162 from the $2,436,478 that was held as of December 31, 2005. The Company purchased significant new holdings in Pennsylvania, Texas, and Colorado during the first nine months of fiscal year 2006.


     Prepaid expenses totaled $266,030 as of September 30, 2006, which consisted of accrued royalties to an affiliate ($144,847), sales commissions ($41,318), processing fees ($46,300), merchant fees ($23,770) and other prepaid expenses totaling $9,795. Prepaid expenses were $324,627 as of December 31, 2005, which consisted of accrued royalties to an affiliate ($202,882), processing fees ($51,600), sales commissions ($43,841), and merchant fees ($26,304).


     As of September 30, 2006, the Company owed $2,459,535 to affiliates, an increase of $966,247 from the $1,493,288 owed to affiliates as of December 31, 2005. The increase in the amounts owed to affiliates is primarily the result of the Company borrowing cash to purchase additional properties. As of September 30, 2006, the amount owed to affiliates consisted of principal in the amount of $2,328,659 and accrued interest of $130,876.

     As of September 30, 2006, the Company owed $522,085 to a third party who financed the Company's purchase of properties in Pershing County, Nevada. The properties were purchased in August 2005, and the amount owed as of December 31, 2005 was $572,709. The Company is required to make monthly payments of principal and interest, with total principal payments of $50,624 and interest payments of $41,157 having been made by the Company during the nine months ending September 30, 2006.

Liquidity and Capital Resources

     To date, the Company has funded the cost of the acquisition of new properties primarily from net revenues received from sales of properties in inventory and from funds borrowed from affiliates. The Company has not incurred any debt in order to finance its operations, with the exception of amounts due to affiliates and mortgages taken out for 19 sections of land acquired in Pershing County, Nevada in 2005. These mortgages bear interest at 10% per annum and mature September 1, 2015. The Company anticipates selling these properties by December 31, 2007 and repaying these mortgages in full.


     While the Company believes that it can achieve its current objectives without raising additional capital, additional capital would allow the Company to benefit from economies of scale in the real estate market and to shorten the lead-time required to acquire new properties. Toward that end, the Company has engaged consultants to advise it with respect to raising capital in the public and/or the private marketplaces in the short and medium term. The Company believes, however, that based upon current plans, it will be able to fund its current operations from existing cash flows from operations for the next 12 months without raising any additional capital. To the extent that our cash flow from operations is insufficient to fund our future activities, we may need to raise additional funds through equity or debt financing. There can be no assurance that such financings can be obtained on favorable terms, if at all.


     Since the Company had revenues in fiscal year 2005 and for the first nine months of 2006, the Company plans to continue its current model, namely, an emphasis on carefully selecting investment opportunities while at the same time broadening its resale base. The Company has no plans to make any significant changes in the number of its employees, although we do anticipate possibly increasing the number of acquisition specialists as we expand into new states.

     The Company has no material commitments for capital expenditures as the Company lets marketplace conditions serve as its guide in terms of acquisition exposure. There are no significant elements of income or loss that arise from other than the Company's continuing operations.


     Critical Accounting Estimates

     The Company's consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles, which require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company's estimates are based on the facts and circumstances available at the time; different reasonable estimates could have been used in the current period, and changes in the accounting estimates used are likely to occur from period to period, which may have a material impact on the presentation of the Company's financial condition and results of operations. Actual results reported by the Company may differ from such estimates. The Company reviews these estimates periodically and reflects the effect of revisions in the period that they are determined. Note 1 of the Notes to our Consolidated Financial Statements includes a summary of the accounting policies and methods used in the preparation of our consolidated accounts. Set forth below is a brief discussion of what the Company believes to be the more critical judgment areas in the application of the Company's accounting policies.


     Impairment of Inventory

     The Company's inventory consists of land parcels that are purchased for resale purposes, and, except for special circumstances, do not normally remain in inventory for a prolonged period of time.

     The Company records its inventory at the lower of cost or fair market value at the relevant balance sheet date. The Company reviews its inventory on a quarterly basis in an attempt to identify "problem" properties that may become impaired (difficult or impossible to sell). The impairment analysis focuses on recent trends in selling prices (Ebay, Bid4Assets, real estate agent listings, and the Company's sales records), problems with the property (failed perc tests, right of way issues, zoning issues, etc.), and the Company's return rates (the number of similar properties sold by the Company that have been returned to the Company by the buyer). After reviewing all of the relevant information, the Company determines which properties, if any, have become impaired. In the event that such properties are deemed to exist, the Company assesses that particular property's marketability, and, depending on the results of that assessment, records the appropriate impairment charge at that time. As of this time, the Company has not yet experienced any impairment, which can primarily be attributed to (1) the Company's acquisition strategy, which allows us to acquire properties at a cost below fair market value, and (2) the Company's ability to resell its properties at a price in excess of their cost.

     In the event that there is a significant downturn in the market for undeveloped properties, our acquisition costs increase significantly, or to the extent that other circumstances change or assumptions used in our calculations change, we could experience inventory impairment in the future.


     Off-balance Sheet Arrangements

     We do not have any off-balance sheet arrangements, as defined in Item 303 of Regulation S-B.

Item 3.   Description of Property


     The Company's principal office is located in Van Nuys, California. The Company shares this address, with its approximately 21,000 square feet of office space at no charge with its affiliate Family Products, LLC ("FPLLC"). The Company estimates that it uses approximately 300 square feet of office space at this facility, with the estimated monthly rent value being approximately $207, which the Company does not deem as material. Doug Gravink and Gary Hewitt, Directors and CEO and President respectively of the Company jointly own FPLLC. FPLLC leases this space from 7030 Hayvenhurst, LLC ("7030"), under a five-year lease, which expires in 2008. 7030 is owned by H.G.I. Investments, LLC ("HGI"). HGI is affiliated with the Company through common ownership. Doug Gravink and Gary Hewitt own a 41% interest in HGI.


     The Company also operates a satellite office in American Fork, Utah, a processing and acquisition facility in Alameda, California, and a sales office in Phoenix, Arizona. Space at the sales office is jointly leased with Mentoring of America, LLC ("Mentoring"), an affiliated company through common ownership. Mentoring is jointly owned by Doug Gravink and Gary Hewitt, Directors and CEO and President respectively of the Company. The lease term is thirty-two months and expires in 2008. The Company pays a pro rata share of the lease payments based upon the percentage of space it occupies. Mentoring, at its discretion, can instruct the Company not to remit cash payment for the monthly rent and instead apply the monthly rent fee to any outstanding inter-company balance between the companies. During fiscal year 2005, the Company recorded monthly rent fees totaling $12,570, which included June 2005 through December 2005. Rent expense totaled $16,663 for the nine months ended September 30, 2006. The Company does not pay rent at either the American Fork or Alameda offices. The American Fork space is shared with Mentoring, with estimated usage of approximately 200 square feet and an estimated cost, if the Company were required to pay rent, of approximately $360/month, which amount the Company believes immaterial. The Alameda office space is provided by John Beck, with an estimated usage of approximately 200 square feet and an estimated cost, if the Company were required to pay rent, of approximately $200/month, which amount the Company believes immaterial. The Company recently entered into a lease for its own space in Alameda, commencing January 1, 2007. The term of this lease is twenty-five months with an annual base rent of $27,542 for the first twelve months, and $28,389 therafter.


     Investments in real estate or interests in real estate. The Company does not hold any investments in real estate or interests in real estate. The Company acquires real property for immediate resale only, and not for investment purposes. The Company purchases the properties for cash and does not operate or mortgage any of the properties with the sole exception of land in Pershing County, Nevada. This property is the only property in inventory for which the book value amounts to ten percent (10%) or more of the total assets of the Company and its consolidated subsidiary for the last fiscal year. The details of the mortgage on this property are set forth in Note 10 to the Notes to Unaudited Consolidated Financial Statements for Landbank Group, Inc. and Subsidiary. Acquired properties are recorded at cost and treated as inventory until sold. Properties appear in inventory as lots or bulk tracts depending upon the stage of development. Set forth below are the inventories (rounded to the nearest dollar) as of December 31, 2005, and September 30, 2006:


-----------------------------------------------------------------------
     Period Ended              Inventory           Inventory Value
     ------------              ---------           ---------------
-----------------------------------------------------------------------

-----------------------------------------------------------------------
     Year Ended 12/31/05       Individual Lots     $1,137,625
-----------------------------------------------------------------------
       (audited)               Bulk Tracts          1,298,853
                                                   ----------
-----------------------------------------------------------------------
                                                   $2,436,478
                                                   ==========
-----------------------------------------------------------------------

-----------------------------------------------------------------------
     Period Ended 09/30/06     Individual Lots     $2,243,043
-----------------------------------------------------------------------
       (unaudited)             Bulk Tracts          1,202,597
                                                   ----------
-----------------------------------------------------------------------
                                                   $3,445,640
                                                   ==========
-----------------------------------------------------------------------

Following is a summary of our inventories by geographic region and value as of September 30, 2006:

                                       Being
                   Actively        Prepared for
    State          Marketed          Marketing          Total
--------------------------------------------------------------------
Colorado          $  349,200         $        -      $  349,200
Florida               46,800                  -          46,800
Mexico                     -            298,348         298,348
Michigan              14,481                  -          14,481
Nevada                     -            851,880         851,880
New Mexico            73,125                  -          73,125
New York                   -             52,369          52,369
Oklahoma              37,946              2,522          40,468
Pennsylvania         595,885                  -         595,885
Texas              1,087,084             36,000       1,123,084
                  --------------------------------------------------

                  $2,204,521         $1,241,119      $3,445,640
                  ==================================================


     Investment in real estate mortgages. The Company does not invest in real estate mortgages.

     Securities of or interests in persons primarily engaged in real estate activities. The Company does not have any investments in securities or interests in persons primarily engaged in real estate activities.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons beneficia1ly holding more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of September 30, 2006.

                                                                      (3)
      (1)                           (2)                       Amount and Nature of               (4)
Title of Class     Name and Address of Beneficial Owner     Beneficial Ownership (1)     Percent of Class (2)
--------------     ------------------------------------     ------------------------     --------------------
                             Doug Gravink (5)
 1. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                      2,733,334                   27.8%

                              Gary Hewitt (5)
 2. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                      2,733,334                   27.8%

                               John Beck (3)
 3. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                      2,733,334                   27.8%

                               John Genesi
 4. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                            -0-                     -0-

                              Ray Gaytan (5)
 5. Common                  11400 Olympic Blvd.
                           Los Angeles, CA 90064                        4,680                   <0.001%

                           Stephen Weber (4)(5)
 6. Common                    5808 Varna Ave.                         200,000                    2.0%
                            Van Nuys, CA 91401

 7. Common         Directors and Executive Officers as              8,404,682                   85.4%
                            a Group (6 persons)

     (1) "Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

     (2) Percentages are based on 9,835,331 shares of common stock issued and outstanding as of September 30, 2006.

     (3)  Held as JTWRS with his wife.

     (4) Shares issued to Investment Capital Researchers, Inc. ("ICR") pursuant to an agreement dated August 1, 2005, and amended June 27, 2006 for the provision of advisory services to the Company. Stephen Weber is the sole stockholder and director of ICR.

     (5) On November 2, 2006, the Company granted options to each of its non-affiliate, non-executive directors to acquire Company common stock pursuant to the Company's 2006 Stock Incentive Plan (the "Plan"). The grant of these options is intended to be in lieu of any salary or other compensation for their services on the Board. The options will vest 20% per year over five (5) years, commencing December 31, 2006. As of the date of this registration statement, no options have been exercised. The total amount of shares which may be issued under these awards is 1,200,000. On December 28, 2006, the Company granted options under the Plan to its CEO and President. These options will vest only upon the achievement of certain performance goals. The total amount of shares issuable is 200,000.


Item 5.   Directors, Executive Officers, Promoters and Control Persons


     Landbank has a five person Board of Directors, two of whom are neither officers of nor affiliated with the Company. In addition, the Company has formed an Audit Committee, effective July 12, 2006, comprised of Ray Gaytan and Steve Weber. Mr. Gaytan serves as the audit committee financial expert for the Committee.

--------------------------------------------------------------------------------
Name                       Age              Position Held and Tenure
--------------------------------------------------------------------------------
Doug Gravink               50               Director and Chief Executive Officer
--------------------------------------------------------------------------------
                                            since January 2006
--------------------------------------------------------------------------------
Gary Hewitt                50               Director and President and Secretary
--------------------------------------------------------------------------------
                                            since January 2006
--------------------------------------------------------------------------------
John Genesi                42               Chief Financial Officer
--------------------------------------------------------------------------------
                                            since July 2006
--------------------------------------------------------------------------------
John Beck                  63               Director since January 2006
--------------------------------------------------------------------------------
Ray Gaytan                 53               Director since January 2006
--------------------------------------------------------------------------------
Stephen Weber              58               Director since January 2006
--------------------------------------------------------------------------------


Biographical Information.

Doug Gravink, Chief Executive Officer. Mr. Gravink has been Chief Executive Officer and a director of the Company since January 2006. Concurrently with his role as CEO of the Company, Mr. Gravink serves as the co-managing member of a multimedia marketing company, Family Products, LLC ("FPLLC"), a position he has held for the last five (5) years. From 1993 to 1997, Mr. Gravink served as President of Positive Response Media, Inc.

Gary Hewitt, President. Gary Hewitt has been President, Secretary, and a director of the Company since January 2006. Concurrently with his role as President of the Company, Mr. Hewitt serves as the co- managing partner with Doug Gravink of FPLLC, a position he has held for the last five (5) years.


John Genesi, Chief Financial Officer. John Genesi has served as the Company's Chief Financial Officer since July 2006. Prior to joining the Company, Mr. Genesi served as CFO and a director of Technical Services and Logistics Inc. In 1997, Mr. Genesi joined DAS Devices, Inc. as its corporate controller, where he implemented and managed DAS Devices' accounting/finance controls and procedures.


John Beck, Director. John Beck has served as a director of the Company since January 2006. Mr. Beck is the author or co-author of numerous books and articles on real estate and real estate related investing. For the past 15 years, Mr. Beck has conducted and continues to conduct real estate investment seminars, and has appeared as a resident expert on foreclosures on numerous radio and television shows. In addition to a law degree, John Beck holds MBAs in both
Taxation and Real Estate.

Ray Gaytan,  Director.  Ray Gaytan has served as a director of the Company since
January 2006. Since 1990, Mr. Gaytan has headed his own accounting firm, Gaytan,
Baumblatt & Leevan, LLP. Mr. Gaytan is a certified public accountant.

Stephen Weber,  Director.  Mr. Weber has served as director of the Company since
January 2006.  Mr. Weber formed and currently  serves as President of Sutton and
Associates a commercial real estate company, and Investment Capital Researchers, a company that invests in first trust deeds in the residential market.  Prior to
forming  these  companies,   Mr.  Weber  was  President  of  Positive   Response
Television,  Inc., a direct marketing and media company that he founded in 1989,
and   President   and  Chief   Financial   Officer  of  Valencia   International
Entertainment, a television production company

     Gary Hewitt and Doug Gravink are parties to a consent decree negotiated with the Federal Trade Commission ("FTC"), pursuant to which they and a number of other companies agreed not to sell a specific type of abdominal muscle stimulator in the United States following a ruling by the FTC that such devices required Federal Drug Administration ("FDA") approval and that any such devices not FDA approved are banned. The consent decree is completely unrelated to the Company's business.

Item 6.   Executive Compensation.


     All of our existing  officers  joined the Company in January 2006 or later.
We currently pay no salary or bonus to our Chief Executive Officer or President.
John Genesi, the Company's Chief Financial Officer since July 2006, is paid an annual base salary for 2006 of $110,000. We have never granted stock awards and have no long-term incentive plan, bonus or deferred compensation or retirement plan. On November 2, 2006, the Board adopted a Stock Incentive Plan (the "Plan") pursuant to which we can grant options and stock awards to our officers, directors, and employees. The Plan was approved by our stockholders on November
9, 2006. Prior to the adoption of the Plan, we had no existing equity incentive plan. To date, no officer has received a grant of options for his service in such capacity, although we have granted options to our Chief Executive Officer and President in consideration for their service on the board of directors.
These options are included in the respective officer's compensation in the table below, and are discussed under "Director Compensation" below.

     The table below summarizes the compensation of our officers for the last fiscal year:

                           Summary Compensation Table


--------------------------------------------------------------------------------------------
   Name and Principal      Year    Salary   Bonus   Option Awards   Compensation    Total
        Position                    ($)      ($)         ($)            ($)          ($)
          (a)              (b)      (c)      (d)         (f)            (i)          (j)

--------------------------------------------------------------------------------------------

 Douglas Gravink (1)       2006      --       --        $0(3)       $242,713(4)    $242,713
 Chief Executive Officer

--------------------------------------------------------------------------------------------

 Gary Hewitt (1)           2006      --       --        $0(3)       $242,713(4)    $242,713
 President and Secretary

--------------------------------------------------------------------------------------------


                                     21

--------------------------------------------------------------------------------------------

 John Genesi (2)           2006   $57,115     --          --             --        $57,115
 Chief Financial Officer

--------------------------------------------------------------------------------------------


(1) Joined the Company on January 27, 2006. All of the Company's prior officers and directors resigned as of January 26, 2006, and received no compensation for 2006.

(2)  Joined the Company on July 5, 2006. Mr. Genesi's annual salary is $110,000.

(3) On December 28, 2006, both Messrs. Gravink and Hewitt were granted an option to purchase 100,000 shares of common stock at an exercise price of $0.12 per share, the fair market value of our common stock on the date of grant, in consideration of their service as a director of the company. Each of the options vests as follows: 50% of the shares subject to each option will vest upon achievement of a specified performance goal related to our stock price and the remainder will vest on a quarterly basis thereafter at a rate of 25% per quarter. The options will not vest and the options will expire in the event that the performance goal is not achieved within the timeframe specified by the goal. Each option grant was valued at $11,681 as of the date of grant using the Black-Sholes option pricing model in accordance with FAS 123R. We did not expense any portion of this value in 2006 because the options were granted so late in the year, and the performance milestones that cause the options to begin vesting had not been achieved as of December 31, 2006. Assumptions made in the Black-Sholes valuation of stock options granted to Messrs. Gravink and Hewitt are as follows:

          Dividend yield per share                     $0.00

          Annualized volatility                        191.06%

          Wall Street Journal prime rate               8.25%

          Expected life                                5 years

(4) Represents royalty fees paid to John Beck's Amazing Profits, LLC through September 30, 2006, the most recent practicable date, for leads provided to Landbank pursuant to our royalty agreement with this company. John Beck's Amazing Profits, LLC is indirectly owned, 50% each, by Messrs. Gravink and Hewitt.

     The table below summarizes outstanding equity awards of our officers as of December 31, 2006:

                  Outstanding Equity Awards at Fiscal Year-End



----------------------------------------------------------------------------------------------------------------------

                                                                Option Awards


                 -----------------------------------------------------------------------------------------------------

      Name                Number of                 Number of         Equity Incentive Plan    Option       Option
                    Securities Underlying     Securities Underlying     Awards: Number of     Exercise    Expiration
                   Unexercised Options (#)   Unexercised Options(#)   Securities Underlying   Price ($)      Date
                         Exercisable               Unexercisable       Unexercised Unearned
                                                                            Options (#)
      (a)                    (b)                         (c)                     (d)              (e)         (f)

----------------------------------------------------------------------------------------------------------------------

 Douglas Gravink              --                          --                100,000 (1)          $0.12     12/27/16

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

 Gary Hewitt                  --                          --                100,000 (1)          $0.12     12/27/16

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

 John Genesi                  --                          --                    --                 --         --

----------------------------------------------------------------------------------------------------------------------


(1) On December 28, 2006, both Messrs. Gravink and Hewitt were granted an option to purchase 100,000 shares of common stock at an exercise price of $0.12 per share, the fair market value of our common stock on the date of grant, in consideration of their service as a director of the company. Each of the options vests as follows: 50% of the shares subject to each option will vest upon achievement of a specified performance goal related to our stock price and the remainder will vest on a quarterly basis thereafter at a rate of 25% per quarter. The options will not vest and the options will expire prior to the specified date in the table in the event that the performance goal is not achieved within the timeframe specified by the goal.

     We do not currently pay our directors any cash compensation for service on the board of directors. Prior to the recent adoption of the Stock Incentive
Plan, we had also never granted any equity awards, and, therefore, we are still in the process of developing our policies in terms of grants to officers and directors. However, we have recently decided to compensate certain of our directors with option grants under the Stock Incentive Plan. To date, we have made grants to our non-affiliate directors (Stephen Weber and Ray Gaytan) and to our executive directors (Doug Gravink and Gary Hewitt), but we have not developed a policy on equity compensation with respect to John Beck, a non-executive director who is a significant stockholder.

     In November 2006, we granted each of our two non-affiliate directors an option to purchase 600,000 shares as compensation for their service on the board of directors. These options have a five year vesting schedule and vested as to 20% on December 31, 2006, with an additional 20% vesting each year thereafter.
The number of shares of common stock and the exercise price were calculated to provide each director with an equivalent annual compensation of $50,000, or $250,000 over five years, at an assumed target price of $0.40 per share. Each option was granted with a nominal exercise price equal to the par value of a share of our common stock.

     In December 2006, we granted an option to purchase 100,000 shares to each of our executive directors as compensation for their service on the board of directors. Each of the options has an exercise price of $0.12 per share, which was the fair market value of our common stock on the date of grant. Each of the options vests as follows: 50% of the shares subject to each option will vest upon achievement of a specified performance goal related to our stock price and the remainder will vest on a quarterly basis thereafter at a rate of 25% per quarter. The options will not vest and the options will expire in the event that the performance goal is not achieved within the timeframe specified by the goal.
To date, the performance goal has not been achieved.

     The table below summarizes the compensation of our directors for the last fiscal year:

                              Director Compensation


------------------------------------------------------------------------------------------------------------------------------


     Name (1)          Fees         Stock       Option        Non-Equity      Change in Pension       All Other      Total ($)
                    or Paid in   Awards ($)   Awards ($)    Incentive Plan        Value and       Compensation ($)
                     Cash ($)                              Compensation ($)      Nonqualified
                                                                                   Deferred
                                                                                 Compensation
                                                                                 Earnings ($)
        (a)           (b)            (c)          (d)              (e)                (f)                (g)            (h)

------------------------------------------------------------------------------------------------------------------------------


Ray Gaytan (2)        --             --       $11,993 (3)          --                 --            $126,805(4)      $138,798

Stephen Weber (2)     --             --       $11,993 (3)          --                 --            $120,000(5)      $131,993

John Beck             --             --           --               --                 --                 --            --(6)

------------------------------------------------------------------------------------------------------------------------------

(1) This table excludes information relating to Messrs. Gravink and Hewitt as all compensation earned in consideration of their services on the board of directors has been reported in the Summary Compensation Table above. All options granted to Messrs. Gravink and Hewitt were outstanding as of December 31, 2006.

(2) As of December 31, 2006, each of Messrs. Gaytan and Weber held options to purchase an aggregate of 600,000 shares of our common stock, all of which remain outstanding.

(3) Both Messrs. Gaytan and Weber were granted an option to purchase 600,000 shares of common stock at an exercise price of $0.0001 per share on November 9, 2006 in consideration of their service as a director of the company. Each of the options vests according to the following schedule: 20% of the shares subject to each option vested on December 31, 2006 and 20% of the shares subject to each option vest each year thereafter. The fair market value of our common stock on the date of grant was $0.10 per share. These options were valued at $59,963 each on the date of grant using the Black-Sholes option pricing model in accordance with FAS 123R. We expensed $11,993 of this value for each option grant during 2006, representing 20% of the total value of the option grant, with the remaining value of the option grant to be expensed over the remaining vesting period. Assumptions made in the valuation of stock options granted to Messrs. Gaytan and Weber are as follows:

          Dividend yield per share                     $0.00

          Annualized volatility                        125.95%

          Wall Street Journal prime rate               8.25%

          Expected life                                5 years

(4) Represents fees totaling $126,805 paid to Gaytan, Baumblatt & Leevan, LLP in 2006 in relation to accounting services provided by this accounting firm. Mr. Gaytan is a partner in this firm.

(5) Represents consulting fees paid to Investment Capital Researchers, Inc. ("ICR"), a company owned by Mr. Weber for consulting services rendered to Landbank, LLC. Payment of these fees was made by issuing 200,000 shares of the Company's common stock, valued at $120,000.

(6) Excludes profit participation received by Mr. Beck for services provided to our affiliate, John Beck Amazing Profits, LLC equal to 50% of any royalty payments received by John Beck Amazing Profits, LLC from us. Also excludes salaries earned by Mr. Beck's three children who are employed as acquisition specialists by the Company.



Item 7.   Certain Relationships and Related Transactions.

     The Company has entered into royalty agreements with several direct-marketing companies, namely, John Beck's Amazing Profits, LLC ("JBAP"), John Alexander LLC ("JA"), and Jeff Paul LLC ("JP"). JBAP, JA and JP are affiliates of the Company and are owned by Family Products, LLC ("FPLLC"). FPLLC is in turn owned and controlled by two of the Company's principal stockholders, Gary Hewitt and Doug Gravink, who are officers and directors of the Company. These marketing companies provide customer leads for Landbank's property sales, in return for a royalty of 35% of the gross profit less acquisition costs on the sale of any property that was result of a lead provided by such marketing company. Aggregate royalties paid by Landbank, LLC to these marketing companies in 2005 amounted to $380,761, and $485,426 for the first 9 months of 2006. John Beck, a director of the Company, was the creator of the marketing concept for JBAP and continues to provide services to JBAP, including the development of materials sold to participants and the creation and conduct of seminars. Mr. Beck also serves as the "figurehead" for this company. As partial consideration for his services, Mr. Beck receives a profit participation of 50% of the royalty payments received by JBAP pursuant to the royalty agreement with the Company, and is also reimbursed for certain home-office expenses.

     The Company, through its operating subsidiary Landbank, LLC, shares office space with FPLLC at no charge for its headquarters in Van Nuys, California. The Company estimates that it uses approximately 300 square feet of office space at this facility, with an estimated monthly rent value of $207, which the Company deems as not material. The Company does not pay rent at either its American Fork or Alameda offices. The American Fork space is shared with Mentoring, with estimated usage of approximately 200 square feet and an estimated cost, if the Company were required to pay rent, of approximately $360/month, which amount we do not view as material. The Alameda office space is provided by John Beck, with an estimated usage of approximately 200 square feet and an estimated cost, if the Company were required to pay rent, of approximately $200/month, which amount the Company believes immaterial. The Company's office in Phoenix, Arizona is subleased from Mentoring, an affiliated company through common ownership. Mentoring is owned by Messrs. Gravink and Hewitt. Under the terms of the sublease arrangement, the Company pays a pro rata share of the rent paid by Mentoring, based upon the portion of the space occupied by the Company. The term of this lease is thirty-two (32) months, beginning on June 1, 2005 and terminating on January 31, 2008, and Mentoring, at its discretion, can instruct the Company not to remit cash payment for the monthly rent and instead apply the monthly rent fee to any outstanding inter-company balance between the companies. During fiscal year 2005, the Company recorded monthly rent fees totaling $12,570, which included June 2005 through December 2005. Rent expense totaled $16,663 for the nine months ended September 30, 2006.


     The wife of John Beck, a director of the Company, currently serves as co-manager of Landbank, LLC, the Company's operating subsidiary. Mrs. Beck does not receive a salary or other compensation from Landbank, LLC or the Company. The Company employs Mr. and Mrs. Beck's three adult children as acquisition specialists. Each receives standard salary and commission paid to other members of the acquisition team.

     Ray Gaytan, a director of the Company, has through his accounting firm of Gaytan, Baumblatt & Leevan, LLP, provided accounting services in the past to the Company, Landbank, LLC and the FPLLC group of companies. In 2005, the Company and Landbank, LLC paid to Gaytan, Baumblatt & Leevan, LLP an aggregate of $10,650 and in 2006 an aggregate of $126,805 for accounting services rendered. Mr. Gaytan may continue to provide accounting services to the Company and Landbank, LLC in the future. Mr. Gaytan does not serve as the Company's independent auditor.

     The Company has assumed an agreement entered into between Landbank, LLC and Investment Capital Researchers, Inc. on August 1, 2005, as amended, pursuant to which Investment Capital Researchers agreed to provide certain advisory and finder services to Landbank, LLC and Company in connection with fundraising opportunities. Consideration under this agreement payable to Investment Capital Researchers is payable in shares of common stock of the Company. To date, 200,000 shares have been issued under this agreement. Stephen Weber, a director of the Company, is the president of Investment Capital Researchers.

     The Company has funded its operations in part through loans from affiliates. Each of the affiliated companies is owned, or controlled, by Doug Gravink and Gary Hewitt, both of whom are directors, and principal stockholders of Landbank Group, Inc. The amounts owed under these loans are unsecured, have no stated rates of interest, and have no maturity dates. Interest expense has been imputed on amounts due to related companies using a per annum rate of eight percent (8%). The following is a summary of amounts owed to affiliated companies as of December 19, 2006:



                                        Borrowed      Borrowed
                                           In            In                     Accrued
         Affiliate Lender               FY 2005       FY 2006       Net Owed    Interest
         ----------------               -------       -------       --------    --------
         Mentoring of America, LLC     $  176,381     ($121,148)   $   55,233   $  5,268
         HG, Inc.                         467,405     1,075,000     1,542,405     68,369
         HG Marketing, Inc.               482,606      (100,000)      382,606     60,025
         Family Products, LLC            (174,000)      174,000          --        2,393
         John Beck's Amazing Profits      330,015       (24,576)      305,439     (5,179)
                                       ----------    ----------    ----------   --------
                                       $1,282,407    $1,003,276    $2,285,683   $130,876

     On January 26, 2006, in connection with the acquisition of Landbank, LLC, the Company effected the transfer of an aggregate of 8,200,002 shares of unregistered common stock (as adjusted for the subsequent 10:1 reverse split) from four existing stockholders and officers of the Company (the transferring stockholders), to Messrs. Gravink, Hewitt, and Beck in exchange for their membership interests in Landbank, LLC. Simultaneously with this transaction, as consideration for the transfer of the shares by the transferring stockholders and delivery of a release of claims, the Company agreed to convey all of the outstanding shares of iSNG, the prior operating subsidiary of the Company, to Thomas Makmann, the Company's former CEO and principal transferring stockholder, plus a cash payment of $140,000. The transferring shareholders and their respective percentage ownership of the Company immediately prior to closing of the foregoing transactions were as follows:

     Thomas Makmann             50%
     Gregory Pelletier          13%
     James R. Kirkland          13%
     Douglas Donsbach           13%

     Total                      89%


     Mr. Makmann and the remaining transferring stockholders formed a new entity, QED Storage, to hold the shares in iSNG. The conveyance of iSNG to the transferring shareholders was effected pursuant to a share purchase agreement entered into between the Company, as seller, and Thomas Makmann, as buyer. Under the terms of this agreement, Mr. Makmann received all outstanding shares of iSNG and $140,000 cash. In return, the Company received the following consideration: the assumption by Mr. Makmann of all liabilities and obligations of iSNG, known or unknown; the transfer of 8,200,002 shares of the Company by the transferring shareholders; a full release of claims against the Company; and the representations, warranties, and joint and several indemnification obligations of the transferring shareholders under the purchase agreement entered into in connection with the acquisition of Landbank, LLC. The transactions were consummated concurrently on January 26, 2006. As of December 31, 2005, the most recent balance sheet date prior to the transaction, iSNG had $355,306 in assets, including $50,000 in prepaid software licenses and $296,916 in start-up costs, and $724,288 in liabilities, consisting of accounts payable, notes payable, and accrued expenses. All of these assets and liabilities were transferred to Mr. Makmann. As of this balance sheet date and as of immediately prior to the closing of the transactions, the Company had no assets or liabilities other than iSNG.

The Company is not owned or controlled by a parent company. The former individual members of Landbank, LLC, the Company's wholly-owned subsidiary acquired in January 2006, collectively own in their individual capacities a controlling 8,200,002 shares of the Company's 9,835,331 shares of common stock issued and outstanding as of September 30, 2006, representing approximately 83% of the voting securities of the Company, as follows:

     Gary Hewitt                           2,733,334     27.8%
     John Beck                             2,733,334     27.8%
     Doug Gravink                          2,733,334     27.8%
                                           -------------------
                                           8,200,002     83.4%


Director Independence

In conjunction with the preparation of this registration statement, using the definition of "independence" established by the Nasdaq Stock Market, we have evaluated all relationships between each director and the Company.

Based on the foregoing definition, we have determined that none of our directors currently meet the definition of an "independent" director under the standards established by Nasdaq. We may take steps to appoint independent directors to our Board of Directors if and when we are able to identify appropriate candidates willing to serve. Although they do not meet the definition of "independent" as established by Nasdaq, the two members of our audit committee, Raymond Gaytan and Stephen Weber are neither affiliated with nor employed by us. We do not currently have a nominating or compensation committee.

     Our Board of Directors will continually monitor the standards established for director independence under applicable law or listing requirements and will take all reasonable steps to assure compliance with those standards.


Item 8.   Description of Securities

Common Stock

     The Company is authorized to issue 100,000,000 shares of Common Stock. As of September 30, 2006, there are 9,835,331 shares of common stock issued and outstanding and held of record by 18 stockholders. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

     Ten percent (10%) of the unissued shares of the Company have been reserved for issuance to consultants. An additional 3,000,000 shares have been reserved under the Company's 2006 Stock Incentive Plan. Holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of common stock are entitled to receive, pro rata, the net assets of the Company available to stockholders.

     Charter Documents

     Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals since, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        --procedures for advance notification of stockholder nominations and proposals, and

        --the ability of the board of directors to alter our bylaws without stockholder approval.

     Delaware Law

     We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

     --prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     --holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to receive, pro rata, the net assets of the Company available to stockholders. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.

     --upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     --on or following the date of the transaction the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with
affiliates   and   associates,   owns  or,  within  three  years  prior  to  the
determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

Preferred Stock

     The Company presently is not authorized to issue any Preferred Stock.

Transfer Agent and Registrar

     The Company's transfer agent for its Common Stock is:
     Routh Stock Transfer
     5700 West Plano Pkwy., Suite 1000, Plano, TX  75093.
     Telephone number: (972) 381-2782.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

     The Company's shares are presently listed for trading with the trading symbol "LBAN" in the "Other" Over-the-Counter or "Grey Market" wherein trades are reported by a broker-dealer to its Self-Regulatory Organization ("SRO") which distributes the trade data to market data vendors and financial websites. Since bids and offers are not collected in a central location, market transparency and best execution are more problematic. The Company is in the process of seeking reinstatement to the Pink Sheets. Pursuant to SEC Rule 15c2-11, a Form 211 has been filed by a Market Maker to actively publish quotes in the Company's stock.

     Based on information obtained from Bloomberg, L.P., the offer and bid quotations for the common stock for the quarter ended December 31, 2004, each quarter of the fiscal year ended December 31, 2005 and the quarters ended March 31, 2006 and June 30, 2006 are set forth in the table below:


                Quarter Ended                         Price Range(4)
                -------------                         --------------

                                          High($)             Low($)
                                          -------             ------
     Quarter ended 12/31/04  (1) (2)      $ 65.00             $11.00

     Quarter ended 3/31/05   (3)          $ 13.00              $4.00
     Quarter ended 6/30/05   (3)          $  5.50              $1.20
     Quarter ended 9/30/05   (3)          $  4.00              $0.50
     Quarter ended 12/31/05  (3)          $  1.50              $0.50

     Quarter ended 03/31/06  (3)          $ 23.00              $0.50
     Quarter ended 06/30/06  (3)          $  1.40              $0.20

     (1)  Quotation information is not available prior to 12/09/04.
     (2)  Quotes obtained under the symbol "LBKG"
     (3)  Quotes obtained under the symbol "LBAN"
     (4) All prices reflect a 1-to-10 reverse stock split effected on June 30, 2006.

Currently, there are no broker-dealers making an active market in the Company's common stock. As of December 6, 2006, the last trade was executed at $0.12. Since July 1, 2006, the stock has traded in the "Other OTC" or "Grey Market". Accordingly, there are no closing bid and ask prices for the common stock subsequent to June 30, 2006.

Holders

     As of September 30, 2006, there were 18 registered holders of record of the Company's Common Stock.

Dividends

     The Company has not paid any cash dividends to date, and it has no intention of paying any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Company's Board of Directors and to certain limitations imposed under the California Statutes. The timing, amount and form of dividends, if any, will depend upon, among other things, the Company's results of operation, financial condition, cash requirements, and other factors deemed relevant by the Board of Directors.

Item 2.   Legal Proceedings

     There are neither any current, past, pending or threatened legal proceedings nor administrative actions by the Company nor is the Company aware of any such actions or proceedings against it that could have a materially adverse affect on the Company's business, operations or financial condition.

Item 3.   Changes in and Disagreements with Accountants.

None

Item 4.   Recent Sales of Unregistered Securities.

During the past three years, the Company has issued and sold the following securities:

(a) On November 15, 2004, as consideration for the acquisition of all shares of iSNG, 5,000,000 shares of common stock were issued in a private placement to the sole former stockholder of iSNG and two new members of management, in reliance on Section 4(2) of the '33 Act.

(b) On March 31, 2005, a total of 3,200,000 additional shares were issued to members of management, and 7,000 shares to employees, in a private placement in reliance on Section 4(2) of the '33 Act, as compensation for services performed.

(c) In March/June, 2005, The Company issued an aggregate of 1,919,143 shares to a total of fifteen investors, at $0.025 per share, in reliance on Section 4(2) of the '33 Act.

(d) On December 22, 2005, the Company issued 500,000 shares in connection with the exercise of an outstanding warrant issued for $50,000, in reliance on
Section 4(2) of the '33 Act.

(e) On June 30, 2006, the Company issued a total of 624,444 shares to certain of its advisors, under Section 4(2) of the '33 Act, as compensation for services performed, as follows: (i) 400,000 to Ray Dirks and Aziz Munir, as partial consideration for advising the Company with respect to structuring future fundraising activities; (ii) 24,444 to Aurelius Consulting Group, for investor relations services rendered, pursuant to the terms of our contract with them; and (iii) 200,000 to Investment Capital Researchers, Inc., for advisory services provided in connection with the identification and introduction of the Company to Landbank, LLC.


(f) From July 2006 through September 2006, 5,684 shares were issued as a result of rounding in connection with the 10:1 reverse split effected by the Company on June 30, 2006.


Except for the shares described in paragraph (f), all of the foregoing share issuances were issuances of restricted securities (as such term is defined under Rule 144 under the '33 Act), and the share certificates representing such shares bear on their face the appropriate securities legend. All recipients had adequate access, through their relationships with the Company, to information about the Company. All share amounts above are stated to reflect the 10:1 reverse split of the Company's common stock effected June 30, 2006.

Item 5.   Indemnification of Directors and Officers.

     The Company's Certificate of Incorporation provides that the Company may indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. The bylaws of the Company provide that the Company shall indemnify its directors and officers, and shall have the power to indemnify its employees and agents, in each case to the fullest extent permitted by the General Corporation Law of Delaware. Section 145 of the General Corporation Law of the State of Delaware authorizes a Delaware corporation to indemnify officers, directors, employees and agents of the corporation, in connection with actual or threatened actions, suits or proceedings, provided that such officer, director, employee or agent acted in good faith and in a manner such officer, director, employee or agent reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. This authority is sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the '33 Act, as amended.

     The Company's bylaws also release the Company's directors from personal monetary liability to the corporation and to its stockholders for any breach of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of Delaware.

     Additionally, the Company maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any capacity, subject to certain exclusions.

     The Company has also entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Certificate of Incorporation and bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

                                    PART F/S


     The  following   financial   statements  are  submitted   pursuant  to  the
information required by Item 310 of Regulation S-B

                              FINANCIAL STATEMENTS


Description


Unaudited Consolidated Financial Statements for the Three and Nine-Month
Periods Ending September 30, 2006 and 2005...................................F-2

Audited Financial Statements for the Year Ended December 31, 2005...........F-19

                       LANDBANK GROUP, INC. AND SUBSIDIARY





       Unaudited Consolidated Financial Statements and Accompanying Notes


     For the Three and Nine Month Periods Ended September 30, 2006 and 2005

                       LANDBANK GROUP, INC. AND SUBSIDIARY






                                Table of Contents




                                                                          Page

Consolidated financial statements (unaudited):

Consolidated balance sheet (unaudited)                                    F-4

Consolidated statements of operations (unaudited)                         F-5

Consolidated statements of cash flows (unaudited)                         F-6

Notes to consolidated financial statements (unaudited)                    F-7-18

                       Landbank Group, Inc. and Subsidiary
                      Unaudited Consolidated Balance Sheet
                            As of September 30, 2006



ASSETS

Current assets
   Cash & cash equivalents                                $   219,569
   Inventory - land parcels                                 3,445,640
   Other receivable                                            51,781
   Prepaid expenses                                           266,030
                                                          -----------

   Total assets                                           $ 3,983,020
                                                          ===========


LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
   Accounts payable                                       $    57,018
   Due to related parties                                   2,459,535
   Accrued expenses                                           161,246
   Shares to be issued                                         36,000
   Loan payable - current portion                              38,231
   Deferred income                                          1,078,222
                                                          -----------

   Total current liabilities                                3,830,252
                                                          -----------

Loan payable - non-current portion                            483,854
                                                          -----------

Shareholders' deficit:
   Common stock, 100,000,000 shares authorized; $0.0001

     par value; 9,835,331 issued and outstanding                  984
   Additional paid in capital                                 373,683
   Accumulated deficit                                       (705,753)
                                                          -----------
Total shareholders' deficit                                  (331,086)
                                                          -----------

Total liabilities and shareholders' deficit               $ 3,983,020
                                                          ===========




            SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                       Landbank Group, Inc. and Subsidiary
                 Unaudited Consolidated Statements of Operations
     For the Three and Nine Month Periods Ended September 30, 2006 and 2005



                                                For the Three Month Periods     For the Nine Month Periods
                                                    Ended September 30,             Ended September 30,
                                                    2006            2005            2006            2005
                                                -----------     -----------     -----------     -----------
Net sales                                       $ 1,106,897     $   272,379     $ 3,333,980     $   516,689

Cost of sales

   Direct selling expenses                          594,305         180,811       1,924,357         357,250

   Royalty to related party                         179,492          32,049         485,426          55,804
                                                -----------     -----------     -----------     -----------


       Total cost of sales                          773,797         212,860       2,409,783         413,054
                                                -----------     -----------     -----------     -----------


Gross profit                                        333,100          59,519         924,197         103,635
                                                -----------     -----------     -----------     -----------

Operating expenses

   Related party rent                                 5,554           5,355          16,663           7,134

   Related party professional fees                   25,366            --           104,650            --

   Consulting fees                                     --              --           374,667            --

   General and administrative expenses              351,918           6,364         944,744          67,535
                                                -----------     -----------     -----------     -----------


       Total operating expenses                     382,838          11,719       1,440,724          74,669
                                                -----------     -----------     -----------     -----------


Income (loss) from operations                       (49,738)         47,800        (516,527)         28,966
                                                -----------     -----------     -----------     -----------

Other expenses

   Merger-related costs                                --              --          (140,000)           --

   Interest expenses - bank                         (13,204)         (4,885)        (41,157)         (4,885)

   Interest expenses - related party                (41,454)        (11,066)        (90,442)        (17,536)
                                                -----------     -----------     -----------     -----------


       Total other expenses                         (54,658)        (15,951)       (271,599)        (22,421)
                                                -----------     -----------     -----------     -----------


Income (loss) before income taxes                  (104,396)         31,849        (788,126)          6,545

Net income (loss)                               $  (104,396)    $    31,849     $  (788,126)    $     6,545
                                                ===========     ===========     ===========     ===========


Basic and diluted weighted average number

  of common stock outstanding                     9,833,903       8,200,000       9,557,959       8,200,000
                                                ===========     ===========     ===========     ===========

Basic and diluted net income (loss) per share   $     (0.01)    $      0.00     $     (0.08)    $      0.00
                                                ===========     ===========     ===========     ===========

            SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       Landbank Group, Inc. and Subsidiary
                 Unaudited Consolidated Statements of Cash Flows
          For the Nine Month Periods Ended September 30, 2006 and 2005


                                                          2006          2005
                                                      -----------   -----------
Cash flows from operating activities:

   Net income (loss)                                  $  (788,126)  $     6,545

   Adjustments to reconcile net income (loss) to net cash used in operating activities:

       Shares issued for services                         374,667          --

       Shares to be issued for services                    36,000          --
   Changes in current assets and liabilities:
       (Increase) decrease in current assets

       Inventory                                       (1,009,162)   (2,175,565)


       Other receivable                                   (51,781)         --

       Prepaid expenses                                    58,597       (91,552)
       Increase (decrease) in current liabilities

       Accounts payable                                    24,831         6,385

       Accrued expenses                                   138,341         3,851

       Reserve for returns                                (26,148)        6,600

       Deferred income                                   (255,145)      405,395
                                                      -----------   -----------


Total adjustments                                        (709,800)   (1,844,886)
                                                      -----------   -----------


Net cash used in operating activities                  (1,497,926)   (1,838,341)
                                                      -----------   -----------

Cash flows from financial activities:

   Due from related parties                               170,447          --

   Proceeds from related parties                          966,247     1,265,965

   Proceeds (Repayment) of loan payable                   (50,624)      581,410
                                                      -----------   -----------


Net cash provided by financial activities               1,086,070     1,847,375
                                                      -----------   -----------


Net change in cash and cash equivalents                  (411,856)        9,034


Cash and cash equivalents - beginning balance             631,425          --
                                                      -----------   -----------


Cash and cash equivalents - ending balance            $   219,569   $     9,034
                                                      ===========   ===========


Supplemental disclosure of cash flows information:


              Taxes paid                               $      --     $      --
                                                       ===========   ===========

              Interest paid                            $    41,157   $     4,885
                                                       ===========   ===========


            SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       LANDBANK GROUP, INC. AND SUBSIDIARY
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of business and significant accounting policies:
     -------------------------------------------------------

     Nature of business:
     -------------------

     Landbank   Group,   Inc.,   formerly  known  as  iStorage   Network,   Inc.
     ("iStorage"), formerly known as Camryn Information Services, Inc, was incorporated under the laws of the State of Delaware on May 13, 1997.

     On January 26, 2006, iStorage issued 8,200,000 shares of restricted stock (post-split) in exchange for all of the assets and liabilities of Landbank, LLC, a company organized in the State of California in December 2004, and $140,000 in cash. Landbank, LLC and iStorage have the same fiscal year end. iStorage changed its name to Landbank Group, Inc. The former members of Landbank, LLC became approximately 90% owners of the Company.

     The exchange of shares with Landbank, LLC was accounted for as a reverse acquisition under the purchase method of accounting since the stockholders of Landbank, LLC obtained control of the consolidated entity (collectively, "the Company"). Accordingly, the merger of the two companies was recorded as a recapitalization of Landbank, LLC, where as Landbank, LLC was treated as the continuing entity. Immediately prior to the merger, the Company divested all of its previous operations, assets, and liabilities. The historical results for the three and nine month periods ended September 30, 2006 include Landbank, LLC, and Landbank Group, Inc. (from the acquisition date) while the historical results for the three and nine month periods ended September 30, 2005 include only Landbank, LLC. The financial statements of the legal acquirer (the Company) are not significant; therefore, no pro forma financial information is being submitted.

     The Company makes bulk acquisitions of parcels of land, and resells the land as individual parcels. The Company seeks to acquire a majority of its land "in-bulk" through the real property tax lien foreclosure process, either at local government tax sales, directly from local government entities having acquired property at tax sales, or directly from owners of tax-defaulted parcels prior to tax sale.

     The types of real estate acquired and sold by the Company include undeveloped acreage, houses, and lots. These parcels are marketed nationwide. The Company considers various criteria in connection with land acquisitions, including, but not limited to, location, availability of utilities, proximity to water, geographic desirability, proximity of major or significant population centers, and a host of other criteria. The Company is currently focusing on acquiring land in the following geographic regions in the U.S.: West, Southwest and East Coast. To date, the Company has acquired properties in Colorado, Florida, Nevada, Oklahoma, New York, Pennsylvania, Texas, and in the State of Chihuahua, Mexico.

     The Company resells the land as individual parcels through multiple distribution channels, including Internet sales and leads developed by the Company, its affiliates, or third party vendors. The Company also uses the Internet to market its properties.

     The Company shares its office space with its affiliates.

     The Company's principal office is located in Van Nuys, California. The property is leased from a real estate company related to the Company by common ownership under a five-year lease that expires in 2008.

     The Company also has a satellite office in American Fork, Utah, a processing and acquisition office in Alameda, California, and a sales office in Phoenix, Arizona. Office space at both the American Fork and Phoenix locations are shared with its affiliates. The Alameda office space is provided by one of the directors of the Company.

     Summary of significant accounting policies

     The following summary of significant accounting policies used in the preparation of these consolidated financial statements is in accordance with generally accepted accounting principles.

     Principles of Consolidation

     The consolidated financial statements consist of the accounts of Landbank Group, Inc. ("Parent") and its wholly owned subsidiary Landbank, LLC, a California Limited Liability Company (collectively "The Company"). All material inter-company transactions have been eliminated in consolidation.

     Cash and cash equivalents

     For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of ninety days or less which are not securing any corporate obligations.

     Concentration

     The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

     Inventory


     The Company's inventory consists of land parcels that are purchased for resale purpose, and, except for special circumstances, do not normally remain in inventory for a prolonged period of time.

     The Company records its inventory at the lower of cost or fair market value at the relevant balance sheet date. The Company reviews its inventory on a quarterly basis in an attempt to identify "problem" properties that may become impaired (difficult or impossible to sell). The impairment analysis focuses on recent trends in selling prices (Ebay, Bid4Assets, real estate agent listings, and the Company's sales records), problems with the property (failed perc tests, right of way issues, zoning issues, etc.), and the Company's return rates (the number of similar properties sold by the Company that have been returned to the Company by the buyer). After reviewing all of the relevant information, the Company determines which properties, if any, have become impaired. In the event that such properties are deemed to exist, the Company assesses that particular property's marketability, and, depending on the results of that assessment, records the appropriate impairment charge at that time. As of this time, the Company has not yet experienced any impairment, which can primarily be attributed to (1) the Company's acquisition strategy, which allows us to acquire properties at a cost below fair market value, and (2) the Company's ability to resell its properties at a price in excess of their cost.

     Income taxes

     Income taxes are accounted for in accordance with FASB-109 - Accounting for Income Taxes. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid, or payable, for the current year, plus the change in deferred taxes during the year.

     Use of estimates

     The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     Recognition of revenue and expenses

     The Company follows FASB 66 - Accounting for Sales of Real Estate. Substantially all of the Company's land sales are all-cash transactions.
     The Company also had a small, insignificant number of financing transactions through September 30, 2006. Because the Company's policy for the all-cash transactions is to allow the buyer 60 days to rescind his real estate purchase, and because the Company does not issue the deed of trust on a financing sale until the note is paid in full, the deposit method of accounting is used. Under the deposit method, revenues and their related expenses, including inventory, are not recognized until the end of the buyer's 60-day rescission period, for the all-cash sales, and at the time the note is paid in full for the financing transaction (also see note 4).

     Issuance of shares for service

     The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.


     Stock-based compensation

     The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123." The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. On November 9, 2006, the Company granted options to two of its directors to acquire 1,200,000 shares (600,000 shares per director) of the Company's common stock pursuant to the Company's 2006 Stock Incentive Plan (see note 11). These options were valued at $59,963 each ($119,926 in the aggregate) using the Black Sholes option pricing model in accordance with FAS 123R. The Company expensed $11,993 for each option grant ($23,986 in the aggregate) during 2006, representing 20% of the total value of the option grant, with the remaining value of the option grant to be expensed over the vesting period.


     Segment reporting

     Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

     Recent pronouncements

     In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for
     Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. SFAS No. 155 is not expected to have a material effect on the consolidated financial position or results of operations of the Company.

     In March 2006 FASB issued SFAS 156 `Accounting for Servicing of Financial Assets' this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

          1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

          2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
          3. Permits an entity to choose `Amortization method' or `Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.
          4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
          5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

     This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the consolidated financial statements.

     In September 2006, FASB issued SFAS 157 `Fair Value Measurements'. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

     In September 2006, FASB issued SFAS 158 `Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R)' This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

     1.   A brief description of the provisions of this Statement
     2.   The date that adoption is required
     3. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

     The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

2.   Acquisition of LandBank, LLC

     On January 26, 2006, Landbank Group, Inc. acquired all of the membership interests in Landbank, LLC in exchange for the transfer, by certain members of the previous management, of an aggregate of 8,200,000 shares of Landbank Group, Inc.'s stock (post-split), in exchange for which such members of previous management received Landbank Group, Inc.'s former wholly-owned subsidiary, iStorage Networks Group, Inc., and $140,000 in cash.

3.   Due to related parties

     The Company has amounts due to various related parties that are directors and companies related through common ownership. These amounts are unsecured, have no stated rates of interest, and have no maturity dates. Interest expense has been imputed on amounts due to related companies using a per annum rate of eight percent (8%). As of September 30, 2006, the Company had $2,459,535 due to related parties. Interest expense to related parties for the three and nine month periods ended September 30, 2006 was $41,454 and $90,442, respectively. Interest expense to related parties for the three and nine month periods ended September 30, 2005 was $11,066 and $17,536, respectively.

4.   Sales and expenses deferred under the deposit method

         For the nine month periods ended September 30, 2006 and 2005, sales and expense deferrals were as follows:

                                    2006           2005
                                -----------    -----------

     Deferred income            $ 1,078,222    $   405,395

     Inventory
     (Cost of sales)               (512,666)      (205,373)

     Prepaid expenses
     (Selling expenses)            (256,235)       (91,010)
                                -----------    -----------

     Gross profit               $   309,321    $   109,012
                                ===========    ===========

     Selling expenses include 35% of gross profit as royalty paid to John Beck's Amazing Profits, LLC (also see note 7), 5% sales commission, credit card merchant fees, trust deed transfer costs of $50 per transaction, and property assessment fees.

5. Loans Payable

     In August 2005, the Company purchased certain sections of land in Pershing County, Nevada subject to loans from Western Title Company. Each of the 19 sections of land secures their respective loan. The loans bear interest at 10% per annum and mature September 1, 2015, unless the corresponding real estate is sold sooner, in which case, the loan must be repaid.

     During the nine month period ended September 30, 2006, the Company made total principal payments of $50,624, which included $24,259 to repay one loan in full upon sale of the securing property.

     The scheduled principal payments on these notes are as follows:

                Years ended
               September 30,
     ----------------------------------

                   2007                                           $  38,231
                   2008                                              42,235
                   2009                                              46,657
                   2010                                              51,543
                   2011                                              56,940
                Thereafter                                          286,479
                                                                  ---------

                                                                    522,085
     Current portion                                                 38,231
                                                                  ---------

     Long-term portion                                            $ 483,854
                                                                  =========

6.   Stockholders' Deficit

     Common Stock Issued

     During the nine month period ended September 30, 2006, the Company issued 624,445 shares for service valued at fair value of the shares at the time of issuance.

     Common Stock to be Issued

     Pursuant to the terms of its agreement with Aurelius Consulting Group, Inc. (also see note 9), the Company is to issue shares worth $12,000 per month to Aurelius as compensation for services provided. During the three month period ended September 30, 2006, the Company recorded $36,000 as shares to be issued for services provided. Common stock to be issued has been reflected as a liability in the accompanying consolidated financial statements.

     Stock Split

     On March 3, 2006, the Company obtained written consent from stockholders holding a majority of the Company's outstanding shares of voting securities to authorize a reverse split of the Company's outstanding common stock. Pursuant to the terms of the written consent, the Company completed a 1 for 10 reverse split of its common stock, with special treatment for certain Company shareholders to preserve round lot shareholders. The following is a summary illustrating the effect of the reverse stock split:

                                                   Post-Split        Pre-Split
                                                   ----------        ---------
          Par Value                                   $0.0001          $0.00001

          Authorized number of shares             100,000,000     1,000,000,000

          Shares issued and outstanding             9,206,597        92,052,000

     All fractional shares are rounded up and the authorized shares were reduced to 100,000,000. The financial statements have been retroactively restated for the effects of the above stock splits.

7.   Related-party transactions

     The Company pays a royalty to related companies equal to 35% of gross profit received by the Company on each all-cash sale generated by leads provided by that related company. Gross profit is defined as land sale revenue reduced by inventory cost, sales commissions, credit card merchant fees, and deed of trust transfer costs. The related companies are indirectly owned and controlled by two of the Company's principal stockholders, who are also officers and directors of the Company. A third director of the Company receives a profit participation of 50% of the royalty payments received by one of the related companies, pursuant to its royalty agreement with the Company, for his services to that related company. During the three and nine month periods ended September 30, 2006, the Company recorded royalty expense to related parties of $179,492 and $485,426, respectively. During the three and nine month periods ended September 30, 2005, the Company recorded royalty expense to related parties of $32,049 and $55,804, respectively. The Company had prepaid royalty expense to related parties of $144,847 as of September 30, 2006 (also see note 4).

     The Company has an agreement with Investment Capital Researchers, Inc. ("ICR"), a Company owned by a member of the Company's Board of Directors. Pursuant to the agreement, ICR received 200,000 shares (post-split) of the Company's common stock on June 30, 2006 and may receive an additional 200,000 shares of the Company's common stock (post-split) upon the achievement of specified milestones. Under the terms of the agreement, the issued shares can only be sold or transferred over a four-year period at the rate of 100,000 on each anniversary of the closing date of a secondary offering. All shares issued pursuant to this agreement will be restricted securities. The 200,000 shares issued on June 30, 2006 were valued at $120,000 based on fair value of the shares at the time of issuance. The Company expensed the entire $120,000 as non-cash consulting fees during the six month period ended June 30, 2006,

     The Company shares its principal office in Van Nuys and its offices in both American Fork and Alameda with related parties. The Company does not pay rent at these facilities, but, if it were required to pay rent on these facilities, the Company estimates the monthly rent value being approximately $767, which the Company deems as not material. The related parties are companies owned and controlled by two of the Company's principal stockholders, who are officers and directors of the Company. The Company's office in Phoenix, Arizona is subleased from a related company owned by two of the Company's directors. Under the terms of the sublease arrangement, the Company pays a pro rata share of the rent paid by the related company, based upon the portion of the space occupied by the Company. During the three and nine month periods ended September 30, 2006, the Company recorded related party rent expense totaling $5,554 and $16,663, respectively. During the three and nine month periods ended September 30, 2005, the Company recorded related party rent expense totaling $5,355 and $7,134, respectively.

     A director of the Company has, through his accounting firm, provided accounting service to the Company. The Company has recorded related party accounting expense totaling $25,366 and $104,650, respectively, during the three and nine month periods ended September 30, 2006. The Company incurred no related party accounting expense during the same periods in fiscal year 2005.

     The Company currently pays no salary or other compensation to its Chief Executive Officer or President. The Company's Chief Financial Officer is paid an annual base salary of $110,000 for 2006.

8.   Concentration of Credit Risk

     The Company  maintains  certain cash balances with a commercial  bank.  The
     Company's   cash  balance  of  $219,569  as  of  September   30,  2006  was
     approximately $119,569 above insured limits.

9.   Commitments

     Joint Marketing Agreement with Aurelius Consulting Group, Inc.

     On May 26, 2006, the Company entered into a Joint Marketing Agreement (the "Agreement") with Aurelius Consulting Group, Inc. /Red Chip Companies ("ACG/RC") to assist in marketing the Company to the investment community. ACG/RC, per the terms of the Agreement, will among other public relations and investor relations activities, distribute both a research report and a newsletter to the investment community.

     In return for the above mentioned services, the Company will pay ACG/RC a total of $150,000 in cash and restricted shares of the Company's common stock. The cash portion will total $44,000, with $20,000 down and $24,000 in eight monthly installments of $3,000 each. The remaining $106,000 is to be paid in stock, with $10,000 to be paid immediately and the remainder in eight monthly installments of $12,000 each.

     As of September 30, 2006, the Company had paid ACG/RC $35,000 in cash and had issued 24,445 shares (post-split) of stock valued at $14,667 based on fair value of the shares at the time of issuance. The Company expensed the entire $14,667 as professional fees during the six month period ended June 30, 2006.

     During the three month period ended September 30, 2006, the Company recorded $36,000 as shares to be issued for services provided.

     Consulting Agreement with Independent Third Parties.

     On August 22, 2005, Landbank, LLC hired two (2) independent consultants ("the consultants") to locate a publicly-traded company and negotiate a business combination with Landbank, LLC. In addition, the consultants were hired to assist the Company with future fundraising activities. Under the terms of the original agreement, the Company was to pay the consultants $180,000 cash, payable in nine (9) monthly installments of $20,000 each, commencing on September 1, 2005. On May 10, 2006, the parties amended the original agreement to include compensation for any funds directly raised by the consultants. Under terms of the amended agreement, the consultants are to receive 800,000 shares of the Company's common stock (post-split), par value $0.0001, with 400,000 shares to be issued on June 30, 2006 and the remaining 400,000 shares issued upon the achievement of specified milestones.

     Under the terms of the agreement, the issued shares can only be sold or transferred over a four-year period at the rate of 200,000 on each anniversary of the closing date of a secondary offering. All shares issued pursuant to this agreement will be restricted securities.

     On June 30, 2006, the Company issued 400,000 shares (post-split) of its common stock to the consultants, valuing these shares at $240,000 based on fair value of the shares at the time of issuance. The Company expensed the entire $240,000 as professional fees during the six months ended June 30, 2006.

     During the nine months ended September 30, 2006 and 2005, the Company paid the consultants $127,000 and $30,000, respectively.

     Agreement with Piping Partners Holdings, Inc.

     On January 25, 2006, the Company entered into an agreement with Piping Partners Holdings, LLC ("PPH") to assist the Company in seeking quotation of the Company's shares on the Over the Counter Bulletin Board ("OTCBB").

     Per terms of this agreement with PPH, the Company agrees to pay PPH a success fee, which includes any and all application and filing fees and expenses, of $235,000, which is to be paid upon active quotation, with PPH's assistance, of the Company's shares on the OTCBB, less any advance amounts, and a $10,000 advance for legal services engaged by PPH, and approved by the Company, in connection with the Exchange Act Reports.

     As of September 30, 2006, the Company had paid PPH the above mentioned $10,000 advance for legal services incurred by PPH.

10.  Form 211 filed with the National Association of Securities Dealers

     On September 25, 2006, the Company, through a third party Market Maker, filed Form 211 with the National Association of Securities Dealers ("the NASD") seeking active quotation of the Company's common stock on the Pink Sheets. As of the date of this report, the Company's application with the NASD is still pending.

11.  Subsequent Events

     Form 10SB filed with the Securities and Exchange Commission

     On November 13, 2006, the Company filed Form 10SB with the Securities and Exchange Commission ("the SEC") to become a reporting company under the Securities Exchange Act of 1934. As of the date of this report, the Company had not received a response from the SEC regarding its 10SB filing. Following the effectiveness of the Form 10SB, the Company will be required to file annual and quarterly financial statements with the SEC.

     Approval of 2006 Stock Incentive Plan

     On November 2, 2006, the Board of Directors adopted, by written consent, the 2006 Stock Incentive Plan ("the Plan"). On November 9, 2006, the adoption of the Plan was approved and ratified by written consent signed by the holders of a majority of the Company's stock. Per the terms of the Plan, the Company is authorized to reserve 3,000,000 shares of the Company's authorized and unissued shares of common stock for issuance pursuant to the Plan.

     On November 9, 2006, the Company granted options to each of its two independent directors to acquire 1,200,000 shares (600,000 shares per director) of the Company's common stock pursuant to the Plan. The grant of these options is intended to be in lieu of any salary or other compensation for their services on the Board. The options will vest annually over a five year period, with the first 20%, or 240,000 shares (120,000 shares per director) vesting on December 31, 2006. The exercise price of these options is $0.0001 per share.

                                  LANDBANK, LLC

                          AUDITED FINANCIAL STATEMENTS

                                DECEMBER 31, 2005

                                  LANDBANK, LLC
                                DECEMBER 31, 2005











                                    CONTENTS




                                                                         Page


Report of Independent Registered Public Accounting Firm                  F-21

Financial statements:

Balance sheet                                                            F-22

Statement of operations                                                  F-23

Statement of stockholders' equity                                        F-24

Statement of cash flows                                                  F-25

Notes to financial statements                                            F-26-38

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
LandBank, LLC.

We have audited the accompanying balance sheet of LandBank, LLC as of December 31, 2005, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandBank, LLC as of December 31, 2005, and the results of its operations and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.




KABANI & COMPANY, INC.


CERTIFIED PUBLIC ACCOUNTANTS
Los Angeles, California

September 7, 2006

                                  LANDBANK, LLC
                                  BALANCE SHEET
                                DECEMBER 31, 2005



ASSETS


Current assets
  Cash & cash equivalents                                            $  631,425
  Inventory - land parcels                                            2,436,478
  Prepaid expenses                                                      324,627
  Due from related parties                                              170,447
                                                                     ----------

  Total assets                                                       $3,562,977
                                                                     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                   $   32,187
  Due to related parties                                              1,493,288
  Accrued expenses                                                       22,905
  Reserve for returns                                                    26,148
  Loan payable, current portion                                          59,739
  Deferred income                                                     1,333,367
                                                                     ----------


  Total current liabilities                                           2,967,634
                                                                     ----------

Loan payable to bank - non-current portion                              512,970
                                                                     ----------


Stockholders' equity

Share capital - 8,200,000 shares issued
and outstanding, $.0001 par value                                           820

Retained earnings                                                        81,553

                                                                     ----------
Total stockholders' equity                                               82,373
                                                                     ----------


  Liability and stockholders' equity                                 $3,562,977
                                                                     ==========




                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2005



Net sales                                                           $ 1,264,313

Cost of sales, including royalty
  to a related party of $177,897                                        933,968
                                                                    -----------
Gross profit                                                            330,345
                                                                    -----------

Operating expenses

  Rent - related party                                                   12,570
  Operating expenses                                                    169,850
                                                                    -----------

    Total operating expenses                                            182,420
                                                                    -----------
Income from operations                                                  147,925
                                                                    -----------

Other expenses
  Interest expenses - bank                                              (19,118)
  Interest expenses - related party                                     (40,434)
                                                                    -----------

    Total other expenses                                                (59,552)
                                                                    -----------

Income before income taxes                                               88,373

Provision for income taxes                                                6,000
                                                                    -----------

Net income                                                               82,373
                                                                    ===========


Weighted average shares outstanding - basic
and diluted                                                           8,200,000

Earnings per share - basic and diluted                              $       .01





                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC
                        STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2005



                                 Share       Share     Retained
                                Capital     Capital    Earnings
                                Shares      Amount                    Total
                               ---------   ---------   ---------    ---------

Recapitalization due to        8,200,000   $     820   $    (820)   $    --
reverse acquisition-
December 31, 2004

Net income for the year             --          --        82,373       82,373
                               ---------   ---------   ---------    ---------

Balance at December 31, 2005   8,200,000   $     820   $  81,553    $  82,373
                               =========   =========   =========    =========















                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2005



Cash flows from operating activities:
  Net income                                                       $    82,373

  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Deferred income                                                  1,333,367
  Change in assets and liabilities:
  Increase in assets:
    Inventory                                                       (2,436,478)
    Prepaid expenses                                                  (324,627)
  Increase liabilities:
    Accounts payable                                                    32,187
    Accrued expenses                                                    22,905
    Reserve for returns                                                 26,148
                                                                   -----------

  Total adjustments                                                 (1,346,498)
                                                                   -----------
Net cash used by operating activities                               (1,264,125)
                                                                   -----------

Cash flows from financial activities:
  Due from affiliates                                                 (170,447)
  Proceeds from affiliates
                                                                     1,493,288
  Proceeds from loan payable to bank                                   572,709
                                                                   -----------

Net cash provided by financial
  activities                                                         1,895,550
                                                                   -----------

Net change in cash and cash equivalents                                631,425

Cash and cash equivalents - beginning                                     --
                                                                   -----------

Cash and cash equivalents - ending                                 $   631,425
                                                                   ===========



Supplemental disclosure of cash flows
  Information:

  Taxes paid                                                       $      --
                                                                   ===========

  Interest paid                                                    $    19,118
                                                                   ===========


                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies:
     -------------------------------------------------------

     Nature of business:
     -------------------

     The Company was organized in the State of California in December 1, 2004 as LandBank, LLC. The Company did not have any operations in 2004. No assets or liabilities existed as of December 31, 2004.

     The Company makes bulk acquisitions of parcels of land, and resells the land as individual parcels. The Company seeks to acquire a majority of its land "in-bulk" through the real property tax lien foreclosure process, either at local government tax sales, directly from local government entities having acquired property at tax sales, or directly from owners of tax-defaulted parcels prior to tax sale.

     The types of real estate acquired and sold by the Company include undeveloped acreage, houses, and lots. These parcels are marketed nationwide. The Company considers various criteria in connection with land acquisitions, including, but not limited to, location, availability of utilities, proximity to water, geographic desirability, proximity of major or significant population centers, and a host of other criteria. The Company is currently focusing on acquiring land in the following geographic regions in the U.S.: West, Southwest and East Coast. To date, the Company has acquired properties in Colorado, Florida, Nevada, Oklahoma, New York, Pennsylvania, Texas, and in the State of Chihuahua, Mexico.

     The Company resells the land as individual parcels through multiple distribution channels, including Internet sales and leads developed by the Company, its affiliates or third party vendors. The Company has acquisition teams researching and buying acreage, lots, and houses in a number of states across the country and in Mexico. Through its marketing affiliates, the Company has access to a substantial distribution network of potential customers. The Company matches the criteria of the properties it has acquired to that of customers in this distribution database, enabling it to tailor its marketing efforts. Currently, this distribution database contains approximately 750, 000 active leads. The Company also uses the Internet to market its properties.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies (cont):
     --------------------------------------------------------------

     The Company shares its office space with several of its affiliates.

     The Company's principal office is located in Van Nuys, California. The property is leased from a real estate company related to the Company by common ownership under a five-year lease that expires in 2008.

     The Company also has a satellite office in American Fork, Utah, a processing and acquisition office in Alameda, California, and a sales office in Phoenix, Arizona. Office spaces at the American Fork location and the Phoenix location are also shared with its affiliates. The Alameda office space is provided by one of the directors of the Company.

Summary of significant accounting policies

     The following summary of significant accounting policies used in the preparation of these financial statements is in accordance with generally accepted accounting principles.

     Inventory
     ---------


     The Company's inventory consists of land parcels that are purchased for resale purpose, and, except for special circumstances, do not normally remain in inventory for a prolonged period of time.

     The Company records its inventory at the lower of cost or fair market value at the relevant balance sheet date. The Company reviews its inventory on a quarterly basis in an attempt to identify "problem" properties that may become impaired (difficult or impossible to sell). The impairment analysis focuses on recent trends in selling prices (Ebay, Bid4Assets, real estate agent listings, and the Company's sales records), problems with the property (failed perc tests, right of way issues, zoning issues, etc.), and the Company's return rates (the number of similar properties sold by the Company that have been returned to the Company by the buyer). After reviewing all of the relevant information, the Company determines which properties, if any, have become impaired. In the event that such properties are deemed to exist, the Company assesses that particular property's marketability, and, depending on the results of that assessment, records the appropriate impairment charge at that time. As of this time, the Company has not yet experienced any impairment, which can primarily be attributed to (1) the Company's acquisition strategy, which allows us to acquire properties at a cost below fair market value, and (2) the Company's ability to resell its properties at a price in excess of their cost.


     Income taxes
     ------------

     The Company is a limited liability company ("LLC") that has elected to be taxed as a partnership. Partnership federal and state taxable income or loss is reportable by the members. The LLC is not responsible for state income tax in excess of an $800 minimum.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies (cont):
     --------------------------------------------------------------

     Use of estimates
     ----------------

     The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     Fair value of financial instruments
     -----------------------------------

     Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

     Recognition of revenue and expenses
     -----------------------------------

     The Company follows FASB 66, Accounting for Sales of Real Estate. Substantially all of the Company's land sales are all-cash transactions.
     The Company also had a small, insignificant number of financing transactions. Because the Company's policy for the all-cash transactions is to allow the buyer 60 days to rescind his real estate purchase and because the Company does not issue the deed of trust on a financing sale until the note is paid in full, the deposit method of accounting is used. Under the deposit method, revenues and their related expenses, including inventory, are not recognized until the end of the buyers 60-day rescission period, for the all-cash sales, and at the time the note is paid in full for the financing transaction (Also see note 4).

     Revenue is recorded net of discounts, allowances, and returns.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies (cont):
     --------------------------------------------------------------

     Segment reporting
     -----------------

     Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

     Recent pronouncements
     ---------------------

     In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised), Share-Based Payment. This standard revises SFAS No. 123, APB Opinion No. 25 and related accounting interpretations, and eliminates the use of the intrinsic value method for employee stock-based compensation. SFAS No. 123(R) requires compensation costs related to share based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Currently, the Company uses the intrinsic value method of APB Opinion No. 25 to value share-based options granted to employees and board members. This standard requires the expensing of all share-based compensation, including options, using the fair value based method. The effective date of this standard for the Company will be January 1, 2006. Management is currently assessing the impact that this new standard will have on the Company's financial statements.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies (cont):
     --------------------------------------------------------------

     In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6"). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on its financial position or results of operations.

     In May 2005, the FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies (cont):
     --------------------------------------------------------------

     In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for
     Derivative Instruments and Hedging Activities", and SFAF No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company has not evaluated the impact of this pronouncement its financial statements.

     In March 2006 FASB issued SFAS 156 `Accounting for Servicing of Financial Assets' this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

     1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
     2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
     3. Permits an entity to choose `Amortization method' or `Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1.   Nature of business and significant accounting policies (cont):
     --------------------------------------------------------------

     4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
     5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

     This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

2.   Cash and cash equivalents

     Equivalents
     -----------

     For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of ninety days or less which are not securing any corporate obligations.

     Concentration
     -------------

     The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


3.   Due from/to affiliates

     The Company has amounts due from/to various affiliates that are related to the Company through common ownership. These amounts are unsecured, have no stated rates of interest and have no maturity dates. As of December 31, 2005, due from affiliates amounted to $170,447 and due to affiliates amounted to $1,493,288. Interest has been imputed using a per annum rate of 8%. Interest expense was $40,434 for the year ended December 31, 2005.

4.   Sales and expenses deferred under the deposit method

     Sales and expense deferrals were as follows:

                                                         For the year ended
                                                          December 31, 2005
                                                         ------------------

     Deferred income                                             $1,333,367
     Inventory
     (Cost of sales)                                               (607,245)
     Prepaid expense
     (Selling expenses)                                            (324,627)
                                                         ------------------
     Gross profit                                                $  401,495
                                                         ==================

     Selling expenses include (a) 35% royalty paid to John Beck Amazing Profit, LLC (Also see note 6.)(b) A 5% sales commission on all-cash sales, (c) credit card merchant fees and (d) trust deed transfer costs of $50 a transaction.

5.   Loans payable

     During 2005, the Company purchased certain sections of land in Pershing County, Nevada subject to loans from Western Title Company. Each of the 19 sections of land secures their respective loans. The loans bear interest at 10% per annum and mature September 1, 2015, unless the corresponding real estate is sold sooner, in which case, the loan must be repaid.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


5.   Loans payable (cont)

     The maturities on these notes are as follows:


               Years ending
               December 31,
     ----------------------------------

                   2006                                           $  59,739
                   2007                                              39,195
                   2008                                              43,299
                   2009                                              47,833
                   2010                                              52,842
                Thereafter                                          329,801
                                                                  ---------

                                                                    572,709

     Current portion                                                 59,546
                                                                  ---------

     Long-term portion                                            $ 512,970
                                                                  =========

6.   Related-party transactions

     The Company pays a royalty to John Beck Amazing Profit, LLC equal to 35% of gross profit on each all-cash sale. Gross profit is defined as land sale revenue reduced for inventory cost, sales commissions, credit card merchant fees and deed of trust transfer costs. John Beck Amazing Profit, LLC is related to the Company through common ownership. $177,879 of royalty expenses was recorded for the year ended December 31, 2005. $202,882 of royalty expenses was recorded as prepaid expenses under the deposit method as of December 31, 2005. (Also see note 3.)

     The Company paid rent to a related party through common ownership on a month-to-month basis at about $1,800 per month. Total rent to the related party amounted to $12,570 for the year ended December 31, 2005.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


7.   Concentration of credit risk

     The Company maintains certain cash balances with a commercial bank. A balance of approximately $531,400 was in excess of insured limits at December 31, 2005.

8.   Commitment

Consulting Agreement with Independent Third Parties
---------------------------------------------------

     On  August  22,  2005,  the  Company  hired  two  independent   consultants
     ("consultants") to locate a publicly-traded company and negotiate a business combination with that company. In addition, the consultants were hired to assist the Company in capital raising. Under the terms of the agreement, the consultants are to be paid $180,000 for their consulting services, payable in nine (9) monthly installments of $20,000 each, commencing on September 1, 2005. The agreement was amended on May 10, 2006. (See Note 9)


9.   Subsequent events

Acquisition of the Company
--------------------------

     On January 26, 2006, Istorage Networks, Inc. ("Istorage") issued 8,200,000 shares of restricted stock (post-split) in exchange for all of the membership interests of the Company and $140,000 in cash. Istorage changed its name to Landbank Group, Inc. ("LGI"). The former members of Landbank, LLC became approximately 90% owners of LGI.

     The exchange of shares with LGI will be accounted for as a reverse acquisition under the purchase method of accounting since the stockholders of the Company obtained control of the consolidated entity. Accordingly, the merger of the two companies will be recorded as a recapitalization of the Company, where as the Company will be treated as the continuing entity. The historical financial statements to be presented would be those of the Company. The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS

9.   Subsequent events (cont.)

     LGI is a pink-sheet traded company with approximately 9,200,000 shares (post-split) outstanding as of December 31, 2005.

Stock split
-----------

     On March 3, 2006, LGI obtained written consent from stockholders holding a majority of LGI's outstanding shares of voting securities to authorize a reverse split of LGI's outstanding common stock. Pursuant to the terms of the written consent, LGI completed a 1 for 10 reverse split of its common stock, with special treatment for certain Company shareholders to preserve round lot shareholders, prior to the opening of the market on June 30, 2006. The following is a summary illustrating the effect of the reverse stock split:

                                                   Post-Split       Pre-Split
                                                   ----------       ---------
          Par Value                                   $0.0001          $0.00001

          Authorized number of shares             100,000,000     1,000,000,000

          Shares issued and outstanding             9,206,597        92,052,000

Joint Marketing Agreement with Aurelius Consulting Group, Inc.
--------------------------------------------------------------

     On May 26, 2006, Istorage entered into a Joint Marketing Agreement (the "Agreement") with Aurelius Consulting Group, Inc./Red Chip Companies ("ACG/RC) to assist in marketing LGI to the investment community for a term of 8 months. ACG/RC, per the terms of the Agreement, will distribute both a research report and a newsletter to the investment community.

     In return for the above-mentioned services, LGI will pay ACG/RC a total of $150,000 in cash and stock. The cash portion will total $44,000, with $20,000 down and eight (8) monthly installments of $3,000 each. The remaining $106,000 is to be paid in rule 144 stock with $10,000 paid immediately and the remainder in eight (8) monthly installments of $12,000 each. As of the date of this report, LGI had issued 24,445 shares (post-split) of stock.

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


9.   Subsequent events (cont.)

Agreement with Investment Capital Researchers, Inc.
---------------------------------------------------

     On June 27, 2006, LGI amended its original agreement, dated August 1, 2005, with Investment Capital Researchers, Inc. ("ICR"). The amendment revises the compensation to be paid to ICR for its services relating to fundraising on behalf of LGI. Pursuant to the amended agreement, ICR is to receive 200,000 shares (post-split) of LGI's common stock, par value $0.0001, on June 30, 2006 and an additional 200,000 shares of LGI's common stock (post-split), par value $0.0001, upon the achievement of certain milestones. Under the terms of the amended agreement, the issued shares can only be sold or transferred, over a four-year period, at the rate of 100,000 shares on each anniversary of the closing date of the secondary offering.

     As of the date of this report, LGI issued 200,000 shares (post-split) of its common stock to ICR

     ICR is owned by Steven Weber, a member of LGI's Board of Directors.

Consulting Agreement with Independent Third Parties
---------------------------------------------------

     On August 22, 2005, LGI hired two independent consultants ("consultants") to locate a publicly-traded shell company and negotiate its merger with
     Landbank, LLC. In addition, the consultants were hired to raise $20 million, through a $5 million private placement and $15 million secondary offering. Under the terms of the original agreement, the consultants are to be paid $180,000 for their consulting services, payable in nine (9) monthly installments of $20,000 each, commencing on September 1, 2005. In a May 10th 2006 amendment to the consulting agreement, LGI agreed to compensate the consultants for any funds they raised by issuing eight hundred thousand (800,000) shares of its common stock (post-split), par value $0.0001. 400,000 shares are to be issued on June 30, 2006, with the remaining
     400,000 shares issued upon consummation of a secondary offering resulting in aggregate gross proceeds of at least twenty million dollars ($20,000,000).

                        SEE NOTES TO FINANCIAL STATEMENTS
                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


9.   Subsequent events (cont.)

     Under the terms of the amended agreement, the issued shares can only be sold or transferred, over a four-year period, at the rate of 200,000 shares on each anniversary of the closing date of the secondary offering.

     As of the date of this report, LGI issued 400,000 shares (post-split) of its common stock to the consultants.

Agreement with Piping Partners Holdings, Inc.
---------------------------------------------

     On January 25, 2006, LGI entered into an agreement with Piping Partners Holdings, LLC ("PPH") to use its best efforts to ensure that LGI obtains, within eight (8) months following completion of the independent audit of LGI's financial statements, quotation of LGI's shares on the Over-the-counter Bulletin Board ("OTCBB").

     Per terms of this agreement with PPH, LGI agrees to pay PPH a success fee, which includes any and all application and filing fees and expenses, of two hundred thirty-five thousand dollars ($235,000), which is to be paid upon active quotation, with PPH's assistance, of LGI's shares on the OTCBB, less any advance amounts, and the advance of a ten thousand dollar ($10,000) retainer for legal services engaged by PPH, and approved by LGI, in connection with the exchange Act Reports.

     As of the date of this report, LGI had not paid any funds, or any other consideration, to PPH.

                                    PART III


Item 1.  Index to Exhibits

     The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

Item 2.  Description of Exhibits


Exhibit No.         Description


2                   Plan   of    Acquisition,    Reorganization,    Arrangement,
                    Liquidation, or Succession

    2.1* Stock Purchase Agreement dated January 23, 2006 between iStorage Networks, Inc. and Landbank, LLC

    2.2*            Stock Purchase  Agreement  dated January 23, 2006 between M.
                    Thomas Makmann and iStorage Networks, Inc.

    3 (i)*          Charter

    3.1* Certificate of Incorporation of the Company, formerly Camryn Information Services, Inc., dated May 13, 1997

    3.2*            Certificate  of Renewal and Revival of Charter dated October
                    29, 2004

    3.3 Certificate of Amendment to the Articles of Incorporation to change name to iStorage Networks, Inc. dated November 8, 2004

    3.4* Certificate of Amendment to the Articles of Incorporation to change name to Landbank Group, Inc. dated January 27, 2006

    3.5* Certificate of Amendment to the Articles of Incorporation dated June 29, 2006 dealing with the reverse split of the Company's common stock and resultant recapitalization

3 (ii)              Amended and Restated By-Laws of the Company adopted November
                    2, 2006

 4 None             Instruments defining the rights of security holders

 9 None             Voting Trust Agreements

10                  Material Contracts

   10.1 Royalty Agreement between Landbank, LLC and John Beck Amazing Profits, LLC dated June 1, 2005

   10.2* Royalty Agreement between Landbank, LLC and John Alexander, LLC dated November 1, 2005

   10.3* Royalty Agreement between Landbank, LLC and Jeff Paul, LLC dated June 1, 2005

   10.4*            Agreement  with ICR dated August 1, 2005 as amended June 27,
                    2006

   10.5* Assignment and Assumption of Agreement with ICR between Landbank, LLC and Landbank Group, Inc. dated October 10, 2005

   10.6*            2006 Stock Incentive Plan adopted November 2, 2006

   10.7 Pro Forma Stock Option and Exercise Agreements pursuant to 2006 Stock Incentive Plan adopted November 2, 2006


21*                 Subsidiary of the Registrant


Footnote:
---------


*    Exhibits previously filed on 10SB-12G/A filed January 4, 2007.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Landbank Group, Inc.




Dated: January 23, 2007                           By: /s/ Gary Hewitt
                                                     ---------------------------
                                                     Gary Hewitt
                                                     President